Exhibit 99.1

AGREEMENT AND PLAN OF MERGER

By and Among

High Tide Inc.

Nuleaf Acquisition Corp.

Bo Shirley, as Member Representative

and

NuLeaf Naturals, LLC

Dated as of November 19, 2021

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EXHIBITS

Exhibit A	Form of Amended and Restated Operating Agreement
Exhibit B	Form of Escrow Agreement
Exhibit C	Reserved
Exhibit D	Pro Rata Percentages
Exhibit E	Form of Non-Compete Agreement
Exhibit F	Form of Consulting Agreement

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), is entered into as of November 19, 2021, by and among NuLeaf Naturals, LLC, a Colorado limited liability company (the “Company”), High Tide Inc., an Alberta corporation (“High Tide”), and Nuleaf Acquisition Corp., a Colorado corporation and a wholly-owned Subsidiary of High Tide (“Merger Sub”; collectively, High Tide and Merger Sub, are referred to herein as the “High Tide Parties”) and Jaden Barnes, Bo Shirley, Ian Kelly, and Muhammad Aduan (each individually as the “Member” and collectively as the “Members”), with Bo Shirley as the representative of the Members (the “Member Representative”). Capitalized terms used herein (including in the immediately preceding sentence) and not otherwise defined herein shall have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, the parties intend for High Tide, as a result of the Merger, as defined below, to own membership interests of the Company (“Membership Interests”) amounting to 80% of the Company’s outstanding membership interests (the “80% Membership Interest”) on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Merger has been approved in accordance with the operating agreement of the Company and the Colorado Revised Statutes (the “CRS”);

WHEREAS, the respective Boards of Directors of the High Tide Parties have each unanimously: (a) determined that it is in the best interests of High Tide and Merger Sub, as applicable, and their respective stockholders, and declared it advisable, to enter into this Agreement; and (b) approved the execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; in each case, in accordance with applicable law;

WHEREAS, the Company is owned 100% by the Members, who have agreed to the Merger on the terms set forth herein;

WHEREAS, the board of directors of High Tide (“High Tide Board”) has resolved to recommend that the holders of shares of High Tide’s common stock, no par value (the “High Tide Common Stock”) approve the issuance of shares of High Tide Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement (the “High Tide Stock Issuance”);

WHEREAS, the Company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code of 1986, as amended (the “Code”), and for U.S. federal income tax purposes, the parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement be, and is hereby, adopted as a plan of reorganization within the meaning of Section 368(a) of the Code;

WHEREAS, the parties desire to make certain representations, warranties, covenants, and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger; and

WHEREAS, Class VI Partners, LLC, a Colorado limited liability company, (“Class VI”) was engaged as the transaction advisor to the Company and is entitled to a fee, payable in stock of High Tide with a value determined herein (“Class VI Fee”).

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NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE I
THE MERGER

Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the CRS, at the Effective Time: (a) Merger Sub will merge with and into the Company (the “Merger”); (b) the separate existence of Merger Sub will cease; and (c) the Company will continue its existence under the CRS as the surviving company in the Merger (sometimes referred to herein as the “Surviving Company”).

Section 1.02 Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Merger will take place at 10 A.M., New York time, as soon as practicable (and, in any event, within three Business Days) after the satisfaction of all conditions to the Merger set forth in Article VI and High Tide transferring the Merger Consideration to the Members (the “Closing”), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto. The Closing shall take place at the offices of Sichenzia Ross Ference LLC (“High Tide’s Counsel”), 1185 Avenue of Americas, New York, New York 10036, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed to in writing by the parties hereto, at 10:00 a.m. (local time) on a date that is within fifteen (15) days hereof, if required for the parties to complete the Closing Conditions set forth in Article VI (other than those conditions which by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), but in no event later than November 30, 2021(the “Closing Date”)

Section 1.03 Closing Deliverables.

(a)       At or prior to the Closing, the Company shall deliver to High Tide the following:

(i)       executed copies of the Ancillary Agreements to which the Company or Member Representative is a party or signatory;

(ii)       a certificate, dated the Closing Date certifying that each of the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied;

(iii)       a certificate certifying that (A) attached thereto are true and complete copies of: (i) all resolutions adopted by the Company authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby; and (ii) resolutions of the Members approving the Merger and adopting this Agreement; and (B) all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

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(iv)       a certificate certifying the names and signatures of the officers of the Company authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder;

(v)       a good standing certificate (or its equivalent) from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which the Company is organized.

(b)       At or prior to the Closing, High Tide shall deliver to the Member Representative (or such other Person as may be specified herein) the following:

(i)       executed copies of the Ancillary Agreements to which Parent is a party or signatory;

(ii)       payment the aggregate Merger Consideration and Class VI Fee payable pursuant to Section 2.01;

(iii)       payment to the Escrow Agent the Indemnification Escrow Amount;

(iv)       a certificate, dated the Closing Date and signed by a duly authorized officer of High Tide and Merger Sub, that each of the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied;

(v)       a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of High Tide and Merger Sub certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of High Tide and Merger Sub authorizing the execution, delivery and performance of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby;

(vi)       a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of High Tide and Merger Sub certifying the names and signatures of the officers of High Tide and Merger Sub authorized to sign this Agreement, the Ancillary Documents and the other documents to be delivered hereunder and thereunder; and

(vii)       such other documents or instruments as the Company reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 1.04 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, High Tide, the Member Representative and Merger Sub will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged, and filed with the Secretary of State of the State of Colorado in accordance with the relevant provisions of the CRS and shall make all other filings or recordings required under the CRS. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Colorado or at such later date or time as may be agreed by the Company and High Tide in writing and specified in the Certificate of Merger in accordance with the CRS (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

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Section 1.05 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the CRS. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses, and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, and duties of the Surviving Company.

Section 1.06 Directors and Officers. The operating agreement of the Company shall be amended and restated in the form of Amended and Restated Operating Agreement, as defined herein.

ARTICLE II

EFFECT OF THE MERGER ON MEMBERSHIP INTERESTS; EXCHANGE OF CERTIFICATES

Section 2.01 Effect of the Merger on Membership Interests. At the Effective Time, as a result of the Merger and without any action on the part of High Tide, Merger Sub, or the Company or the holder of any Membership Interests or membership interest, as applicable, of High Tide, Merger Sub, or the Company:

(a)       Reserved.

(b)       Conversion of Membership Interest. Eighty percent (80%) of the outstanding Units of the Company of each Member issued and outstanding immediately prior to the Effective Time (“Exchanged Membership Interests”) will be converted into the right to receive their proportional interest in: (i) the Closing Day 80% Consideration of $31,243,000 USD less the Class VI Fee of $976,000 USD which results in a difference of $30,267,000 USD worth of shares of High Tide Common Stock (the “Merger Consideration”). The High Tide Shares being issued as Merger Consideration and to pay the Class VI Fee shall be valued based on the volume weighted average price of the ten (10) trading days prior to the Closing Date of the common stock of High Tide (symbol HITI) on the NASDAQ, and any fractional share of common stock of High Tide that would be awarded will be rounded up the next whole share. The balance of the Units of the Company issued and outstanding immediately prior to the Effective Time will remain outstanding. In satisfaction of the Company’s obligation to Class VI, at the Closing, High Tide shall issue shares of common stock of High Tide (symbol HITI) on the NASDAQ with a value equal to the Class VI Fee (“Class VI Shares”) to Class VI or an Affiliate of Class VI designated by Class VI.

(c)       Conversion of Merger Sub Stock. The outstanding equity of Merger Sub will be converted into eighty percent (80%) of the outstanding membership interests, which are designated as Units, of the Surviving Company with the rights, powers, and privileges as set forth in Amended and Restated Operating Agreement.

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Section 2.02 Exchange Procedures.

(a)       Escrow; Escrowed Shares. Prior to the Closing Date, High Tide shall instruct its transfer agent (“Transfer Agent”) to issue the Merger Consideration to the Members subject to the escrow provisions and the Class VI shares to Class VI or an Affiliate of Class VI. At or promptly following the Effective Time, High Tide and the Members shall cause the deposit of the Escrowed Shares with the firm of Sichenzia Ross Ference LLP, as Escrow Agent (the “Escrowed Fund”). The Escrow Agent shall hold an amount of shares rounding up to the next whole share of High Tide Common Stock having a value of $7,811,000 using the valuation methodology in Section 2.01(b) (the “Escrowed Shares”) and to release the Escrowed Shares in accordance with the terms hereof and of the Escrow Agreement substantially in the form of Exhibit B hereto. Stock Certificates (or book entry issuance) for the balance of the Stock Consideration having a value of $22,456,000 using the valuation methodology in Section 2.01(b) shall be immediately released to the Shareholders.

(b)       Procedures for Surrender; No Interest. Promptly after the Effective Time, High Tide shall cause the Transfer Agent to send, to each record holder of Exchanged Membership Interests at the Effective Time, whose Exchanged Membership Interest was converted pursuant to Section 2.01(b) into the right to receive the Merger Consideration and to Class VI, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Book-Entry Shares to the Transfer Agent, and which letter of transmittal will be in customary form and have such other provisions as High Tide and the Surviving Company may reasonably specify) for use in such exchange.

(c)       Full Satisfaction. All Merger Consideration paid upon the surrender of Exchanged Membership Interests in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the Exchanged Membership Interest, and from and after the Effective Time, there shall be no further registration of transfers of shares representing Exchanged Membership Interests on the stock transfer books of the Surviving Company.

Section 2.03 Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding number of membership interests of the Company, or stock of High Tide, shall occur, including by reason of any reclassification, recapitalization, combination, exchange or readjustment, or any dividend or distribution paid in equity, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to reflect such change.

Section 2.04 Withholding Rights. Each of High Tide, Merger Sub, and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this ARTICLE II such amounts as may be required to be deducted and withheld with respect to the making of such payment under any Tax Laws. To the extent that amounts are so deducted and withheld by High Tide, Merger Sub, or the Surviving Company, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which High Tide, Merger Sub, or the Surviving Company, as the case may be, made such deduction and withholding.

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Section 2.05 Lost Certificates. If any Certificate representing Exchanged Membership Interests shall have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, or destroyed and, if required by High Tide, the posting by such Person of a bond, in such reasonable amount as High Tide may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Escrow Agent will issue, in exchange for such lost, stolen, or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Exchanged Membership Interest formerly represented by such Certificate as contemplated under this ARTICLE II.

Section 2.06 Tax Treatment. For U.S. federal income Tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Coe, and the regulations promulgated thereunder, that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of Company Disclosure Letter that relates to such Section or in another Section of Company Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section, Company hereby represents and warrants to High Tide on the date of this Agreement as follows:

Section 3.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)       Organization; Standing and Power. The Company is a limited liability company duly organized, validly existing, and in good standing under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. The Company is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)       Charter Documents. The copies of the Certificate of Formation and Operating Agreement of The Company in the form provided to High Tide are true, correct, and complete copies of such documents as in effect as of the date of this Agreement.

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(c)       Subsidiaries. Company has no Subsidiary.

Section 3.02 Membership Interests.

(a)       Membership Interests. The Membership Interests of the Company consist of a single class of equity; all of which is issued and outstanding. All of the outstanding Membership Interests of the Company are duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights.

(b)       Incentive Equity.

(i)       The Company does not have any equity incentive plans or any outstanding Membership Interests or membership interest awards except for awards to the Members which if unvested will fully vest in connection with the Merger.

(ii)       As of the date hereof, there are no outstanding: (A) securities of the Company convertible into or exchangeable for Voting Debt or shares of Membership Interests of the Company; (B) options, warrants, or other agreements or commitments to acquire from The Company, or obligations of the Company to issue, any Voting Debt or shares of Membership Interests of (or securities convertible into or exchangeable for shares of Membership Interests of) the Company; or (C) other than with respect to awards to the Members which if unvested will fully vest in connection with the Merger, restricted Membership Interests, Membership Interest appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” Membership Interests, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of Membership Interests of the Company, in each case that have been issued by the Company (the items in clauses (A), (B), and (C), together with the Membership Interests of the Company, being referred to collectively as the “Company Securities”). All outstanding shares of the Company Common Stock have been issued or granted, as applicable, in compliance in all material respects with all applicable securities laws.

(iii)       There are no outstanding Contracts requiring the Company to repurchase, redeem, or otherwise acquire any Company Securities. The Company is not a party to any voting agreement with respect to any Company Securities other than the operating agreement of the Company.

(c)       Voting Debt. No bonds, debentures, notes, or other indebtedness issued by the Company: (i) having the right to vote on any matters on which members of the Company may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the Membership Interests, voting securities, or other ownership interests of the Company are issued or outstanding (collectively, “Voting Debt”).

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Section 3.03 Authority; Non-Contravention; Governmental Consents; Board Approval; Anti-Takeover Statutes.

(a)       Authority. The Company has all requisite power and authority to enter into and to perform its obligations under this Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the Membership Interest (the “Requisite Company Vote”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of consummation of the Merger, to the receipt of the Requisite Company Vote. The Requisite Company Vote is the only vote or consent of the holders of any class or series of the Company’s Membership Interests necessary to approve and adopt this Agreement, approve the Merger, and consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by High Tide and Merger Sub, constitutes the legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)       Non-Contravention. The execution, delivery, and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, do not and will not: (i) subject to obtaining the Requisite Company Vote, contravene or conflict with, or result in any violation or breach of, the Charter Documents of the Company; (ii) assuming that all Consents contemplated by Section 3.03(c) have been obtained or made and, in the case of the consummation of the Merger, obtaining the Requisite Company Vote, conflict with or violate any Law applicable to the Company or any of its properties or assets; (iii) Section 3.03(c) contains a list of Company Material Contracts, excluding the Mindful Spirit Sales and Marketing vendor agreement, dated January 1, 2018, between the Company and Alicia O’Brien of Mindful Spirit Sales and Marketing, which unless consent is obtained would result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the Company’s loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which the Company is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of the Company, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(c)       Governmental Consents. Except as disclosed in Schedule 3.03(c) of the Company Disclosure Letter, no consent, approval, order, or authorization of, or registration, declaration, or filing with, or notice to (any of the foregoing being a “Consent”), any supranational, national, state, municipal, local, or foreign government, any instrumentality, subdivision, court, administrative agency or commission, or other governmental authority, or any quasi-governmental or private body exercising any regulatory or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution, delivery, and performance by the Company of this Agreement or the consummation by the Company of the Merger and other transactions contemplated hereby, except for such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)       The Merger and the Company’s execution and delivery of this Agreement and performance of its obligations hereunder have been approved pursuant to the CRS and the Certificate of Formation and limited liability company agreement of the Company.

(e)       Anti-Takeover Statutes. No “fair price,” “moratorium,” “control share acquisition,” “supermajority,” “affiliate transactions,” “business combination,” or other similar anti-takeover statute or regulation enacted under any federal, state, local, or foreign laws applicable to the Company is applicable to this Agreement, the Merger, or any of the other transactions contemplated by this Agreement. The Company Board has taken all actions so that no restrictions will apply to the execution, delivery, or performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 3.04 SEC Filings; Financial Statements; Sarbanes-Oxley Act Compliance; Undisclosed Liabilities; Off-Balance Sheet Arrangements.

(a)       Financial Statements. The Company has provided High Tide with internally prepared financial statements for the year ended December 31, 2020 and will prior to closing provide High Tide with internally prepared financial statements for the nine month period ended September 30, 2021(the “Interim Balance Sheet”). Each of the financial statements (including, in each case, any notes and schedules thereto): (i) was prepared in accordance with the International Financial Reporting Standards (“IFRS”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited financial statements, as applicable for unaudited financial statements); (ii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholder’s equity, and cash flows of the Company as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS (but only if the effect of such adjustments would not, individually or in the aggregate, be material); and (iii) are to the Company’s knowledge in a form that will be auditable by High Tide’s auditors.

(b)       Off-Balance Sheet Arrangements. Except as disclosed in Schedule 3.04(b) of the Company Disclosure Letter, the Company is not a party to, or has any commitment to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any other Person, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

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(c)       Undisclosed Liabilities. Except as disclosed in Schedule 3.04(d) of the Company Disclosure Letter, the Company does not have any Liabilities other than Liabilities that: (i) are reflected or reserved against in the Interim Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the Interim Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a the Company Material Adverse Effect.

Section 3.05 Absence of Certain Changes or Events. Since the date of the Interim balance sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of the Company has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred:

(a)       any Company Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(b)       any event, condition, action, or effect that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.01.

Section 3.06 Taxes.

(a)       Tax Returns and Payment of Taxes. The Company has duly and timely filed or caused to be filed (taking into account any valid extensions) all material Tax Returns required to be filed by it. Such Tax Returns are true, complete, and correct in all material respects. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice. All material Taxes due and owing by the Company (whether or not shown on any Tax Return) have been paid or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Company’s financial statements included in the Company most recent financial statements (in accordance with IFRS). The Company’s most recent financial statements included in the Company most recent financial statements reflect an adequate reserve (in accordance with IFRS) for all material Taxes payable by the Company through the date of such financial statements. The Company has not incurred any material Liability for Taxes since the date of the Company’s most recent financial statements included in the Company most recent financial statements outside of the ordinary course of business or otherwise inconsistent with past practice.

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(b)       Availability of Tax Returns. The Company has made available to High Tide complete and accurate copies of all federal, state, local, and foreign income, franchise, and other material Tax Returns filed by or on behalf of the Company for any Tax period ending after December 31, 2018. For purposes of this Section 3.06 a Tax Return is material if showed or should have shown Tax liability in excess of $10,000 or information on which Tax liability in excess of such amount would be determined by a taxing authority.

(c)       Withholding. The Company has withheld and timely paid each material Tax required to have been withheld and paid in connection with amounts paid or owing to any Company employee, creditor, customer, stockholder, or other party (including, without limitation, withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any state, local, and foreign Laws), and materially complied with all information reporting and backup withholding provisions of applicable Law.

(d)       Liens. There are no Liens for material Taxes upon the assets of the Company other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS has been made in the Company’s most recent financial statements.

(e)       Tax Deficiencies and Audits. No deficiency for any material amount of Taxes which has been proposed, asserted, or assessed in writing by any taxing authority against the Company remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of the Company. There are no audits, suits, proceedings, investigations, claims, examinations, or other administrative or judicial proceedings ongoing or pending with respect to any material Taxes of the Company.

(f)       Tax Jurisdictions. No claim has ever been made in writing by any taxing authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction.

(g)       Tax Rulings. The Company has not requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

(h)       Consolidated Groups, Transferee Liability, and Tax Agreements. The Company: (i) has not been a member of a group filing Tax Returns on a consolidated, combined, unitary, or similar basis; (ii) has no material liability for Taxes of any Person (other than the Company) under Treasury Regulation Section 1.1502-6 (or any comparable provision of local, state, or foreign Law), as a transferee or successor, by Contract, or otherwise; or (iii) is not a party to, is not bound by or does not have any material liability under any Tax sharing, allocation, or indemnification agreement or arrangement (other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes).

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(i)       Change in Accounting Method. The Company has not agreed to make, nor is it required to make, any material adjustment under Section 481(a) of the Code or any comparable provision of state, local, or foreign Tax Laws by reason of a change in accounting method or otherwise.

(j)       Post-Closing Tax Items. The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) prepaid amount received on or prior to the Closing Date; or (iv) any income under Section 965(a) of the Code, including as a result of any election under Section 965(h) of the Code with respect thereto. For the year ended December 31, 2021, the Company shall file two different returns, one for the period ending the day before the Closing Date (the “Pre-closing Return”) and one for the period beginning on the Closing Date (the “Post-Closing Return”). The Company shall be responsible for preparing and filing the Pre-closing Return, subject to the approval by the Members, not to be unreasonably delayed or withheld. The Post-closing Return shall be prepared and filed by the High Tide Parties, subject to the approval of the Members, not to be unreasonably withheld or delayed.

(k)       Section 355. The Company has not been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in Section 355 of the Code.

(l)       Reportable Transactions. The Company has not been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b).

(m)       Intended Tax Treatment. The Company has not taken or agreed to take any action, and to the Knowledge of the Company there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 3.07 Intellectual Property.

(a)       Scheduled Company-Owned IP. Section 3.07(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of all: (i) Company-Owned IP that is the subject of any issuance, registration, certificate, application, or other filing by, to or with any Governmental Entity or authorized private registrar, including patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration, and internet domain name registrations; and (ii) material unregistered Company-Owned IP.

(b)       Right to Use; Title. The Company or one of its Subsidiaries is the sole and exclusive legal and beneficial owner of all right, title, and interest in and to the Company-Owned IP, free and clear of all Liens other than Permitted Liens, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, the Company has the valid and enforceable right to use the Company-Owned IP and all other material Intellectual Property used in or necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (“Company IP”).

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(c)       Validity and Enforceability. To the Knowledge of the Company, the Company and its Subsidiaries’ rights in the Company-Owned IP are valid, subsisting, and enforceable, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries have taken reasonable steps to maintain the Company-Owned IP, except where the failure to take such actions would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)       Non-Infringement. Except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) to the Knowledge of the Company, the conduct of the businesses of the Company and any of its Subsidiaries has not infringed, misappropriated, or otherwise violated, and is not infringing, misappropriating, or otherwise violating, any Intellectual Property of any other Person; and

(ii) to the Knowledge of the Company, no third party has engaged in past activity that is in- fringing upon, violating, or misappropriating any Company-Owned IP.

(e)       IP Legal Actions and Orders. There are no Legal Actions pending or, to the Knowledge of the Company, threatened: (i) alleging any infringement, misappropriation, or violation by the Company of the Intellectual Property of any Person; or (ii) challenging the validity, enforceability, or ownership of any Company-Owned IP or the Company’s rights with respect to any Company IP, in each case except for such Legal Actions that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not subject to any outstanding Order that restricts or impairs the use of any Company-Owned IP, except where compliance with such Order would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.15(e) of the Company Disclosure Letter lists any complaint, claim or notice, or written threat of any of the foregoing (including any notification that a license under any Intellectual Property is or may be required), received by the Company or any of its Subsidiaries within two (2) years prior to the date of this Agreement alleging any such infringement, violation or misappropriation and any written request or demand for indemnification or defense received by the Company or any of its Subsidiaries within two (2) years prior to the date of this Agreement from any third party.

(f)       Company IT Systems. In the past twelve months, there has been no material mal-function, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, or other impairment of the Company IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken all commercially reasonable efforts to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including implementing and maintaining appropriate backup, disaster recovery, and software and hardware support arrangements, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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(g)       Privacy and Data Security. The Company has complied with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of the Company’s businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. In the past twelve months, the Company has not: (i) experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the Company’s collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to the Company’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.08 Compliance; Permits.

(a)       Compliance. The Company is, to its Knowledge, and, since January 1, 2019, has been, to its Knowledge, in material compliance with, all Laws or Orders applicable to the Company or by which the Company or any of their respective businesses or properties is bound; provided that the Company does not make any representation with respect to Delta 8 or United States Food and Drug Administration (“FDA”) compliance. Since January 1, 2019, no Governmental Entity, including the United States Food and Drug Administration (“FDA”) has issued any notice or notification stating that the Company is not in compliance with any Law in any material respect.

(b)       Permits. The Company holds, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all permits, licenses, registrations, variances, clearances, consents, commissions, franchises, exemptions, Orders, authorizations, and approvals from Governmental Entities (collectively, “Permits”), except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of the Company is pending or, to the Knowledge of the Company, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is and, since January 1, 2019, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

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Section 3.09 Litigation. There is no Legal Action pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its respective properties or assets or, to the Knowledge of the Company, any officer or director of the Company in its capacities as such other than any such Legal Action that: (a) does not involve an amount in controversy in excess of $100,000; and (b) does not seek material injunctive or other material non-monetary relief. Notwithstanding the $100,000 threshold, all litigations which the Company is a party to and which would reasonably be expected to have a Company Material Adverse Effect, are disclosed in Schedule 3.09. None of the Company or any of their respective properties or assets is subject to any order, writ, assessment, decision, injunction, decree, ruling, or judgment of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent (“Order”), which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, there are no SEC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company or any malfeasance by any officer or director of the Company.

Section 3.10 Brokers’ and Finders’ Fees. Other than as set forth in this Section 3.10 of the Company Disclosure Letter, the Company has not incurred, nor will it incur, directly or indirectly, any other liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated by this Agreement.

Section 3.11 Related Person Transactions. There are, and since January 1, 2019, there have been, no Contracts, transactions, arrangements, or understandings between the Company, on the one hand, and any Affiliate (including any director, officer, or employee or any of their respective family members) thereof or any holder of 5% or more of the Membership Interest (or any of their respective family members), on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not been disclosed in the Company Most recent financial statements.

Section 3.12 Employee Benefit Issues.

(a)       Schedule. Section 3.12(a) of the Company Disclosure Letter contains a true and complete list, as of the date hereof, of each plan, program, policy, agreement, collective bargaining agreement, or other arrangement providing for compensation, severance, deferred compensation, performance awards, stock or stock-based awards, health, dental, retirement, life insurance, death, accidental death & dismemberment, disability, fringe, or wellness benefits, or other employee benefits or remuneration of any kind, including each employment, termination, severance, retention, change in control, or consulting or independent contractor plan, program, arrangement, or agreement, in each case whether written or unwritten or otherwise, funded or unfunded, insured or self-insured, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, which is or has been sponsored, maintained, contributed to, or required to be contributed to, by the Company for the benefit of any current or former employee, independent contractor, consultant, or director of the Company (each, a “Company Employee”), or with respect to which the Company or any Company ERISA Affiliate has or may have any Liability (collectively, the “Company Employee Plans”).

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(b)       Documents. The Company has made available to High Tide correct and complete copies (or, if a plan or arrangement is not written, a written description) of all Company Employee Plans and amendments thereto, and, to the extent applicable: (i) all related trust agreements, funding arrangements, insurance contracts, and service provider agreements now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise; (ii) the most recent determination letter received regarding the tax-qualified status of each Company Employee Plan; (iii) the most recent financial statements for each Company Employee Plan; (iv) the Form 5500 Annual Returns/Reports and Schedules for the most recent plan year for each Company Employee Plan; (v) the current summary plan description and any related summary of material modifications and, if applicable, summary of benefits and coverage, for each Company Employee Plan; and (vi) all actuarial valuation reports related to any Company Employee Plans.

(c)       Employee Plan Compliance. (i) Each Company Employee Plan has been established, administered, and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws, including but not limited to ERISA and the Code; (ii) all the Company Employee Plans that are intended to be qualified under Section 401(a) of the Code are so qualified and have received timely determination letters from the IRS and no such determination letter has been revoked nor, to the Knowledge of the Company, has any such revocation been threatened, or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype plan sponsor, to the effect that such qualified retirement plan and the related trust are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of the Company no circumstance exists that is likely to result in the loss of such qualified status under Section 401(a) of the Code; (iii) the Company, where applicable, have timely made all contributions, benefits, premiums, and other payments required by and due under the terms of each Company Employee Plan and applicable Law and accounting principles, and all benefits accrued under any unfunded Company Employee Plan have been paid, accrued, or otherwise adequately reserved to the extent required by, and in accordance with IFRS; (iv) except to the extent limited by applicable Law, each Company Employee Plan can be amended, terminated, or otherwise discontinued after the Effective Time in accordance with its terms, without material liability to High Tide, the Company, (other than ordinary administration expenses and in respect of accrued benefits thereunder); (v) there are no investigations, audits, inquiries, enforcement actions, or Legal Actions pending or, to the Knowledge of the Company, threatened by the IRS, U.S. Department of Labor, Health and Human Services, Equal Employment Opportunity Commission, or any similar Governmental Entity with respect to any Company Employee Plan; (vi) there are no material Legal Actions pending, or, to the Knowledge of the Company, threatened with respect to any Company Employee Plan (in each case, other than routine claims for benefits); and (vii) to the Knowledge of the Company, neither the Company nor any of its Company ERISA Affiliates has engaged in a transaction that could subject the Company or any Company ERISA Affiliate to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA; and (viii) all non-US Company Employee Plans that are intended to be funded or book-reserved are funded or book-reserved, as appropriate, based on reasonable actuarial assumptions.

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(d)      Plan Liabilities. Neither the Company nor any Company ERISA Affiliate has: (i) incurred or reasonably expects to incur, either directly or indirectly, any liability under Title I or Title IV of ERISA, or related provisions of the Code or foreign Law relating to any Company Employee Plan and nothing has occurred that could reasonably be expected to constitute grounds under Title IV of ERISA to terminate, or appoint a trustee to administer, any Company Employee Plan; (ii) except for payments of premiums to the Pension Benefit Guaranty Corporation (“PBGC”) which have been timely paid in full, not incurred any liability to the PBGC in connection with any Company Employee Plan covering any active, retired, or former employees or directors of the Company or any Company ERISA Affiliate, including, without limitation, any liability under Sections 4069 or 4212(c) of ERISA or any penalty imposed under Section 4071 of ERISA, or ceased operations at any facility, or withdrawn from any such Company Employee Plan in a manner that could subject it to liability under Sections 4062, 4063 or 4064 of ERISA; (iii) failed to satisfy the health plan compliance requirements under the Affordable Care Act, including the employer mandate under Section 4980H of the Code and related information reporting requirements; (iv) failed to comply with Section 601 through 608 of ERISA and Section 4980B of the Code, regarding the health plan continuation coverage requirements under COBRA; (v) failed to comply with the privacy, security, and breach notification requirements under HIPAA; or (vi) incurred any withdrawal liability (including any contingent or secondary withdrawal liability) within the meaning of Sections 4201 or 4204 of ERISA to any multiemployer plan and nothing has occurred that presents a material risk of the occurrence of any withdrawal from or the partition, termination, reorganization, or insolvency of any such multiemployer plan which could result in any liability of the Company or any Company ERISA Affiliate to any such multiemployer plan. No complete or partial termination of any Company Employee Plan has occurred or is expected to occur.

(e)       Certain Company Employee Plans. With respect to each Company Employee Plan:

(i)       no such plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” within the meaning of Section 413(c) of the Code and neither the Company nor any of its Company ERISA Affiliates has now or at any time within the previous six years contributed to, sponsored, maintained, or had any liability or obligation in respect of any such multiemployer plan or multiple employer plan;

(ii)       no Legal Action has been initiated by the PBGC to terminate any such Company Employee Plan or to appoint a trustee for any such Company Employee Plan;

(iii)       no Company Employee Plan is subject to the minimum funding standards of Section 302 of ERISA or Sections 412, 418(b), or 430 of the Code, and none of the assets of the Company or any Company ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Sections 430 or 436 of the Code; and

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(iv)       no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such Company Employee Plan.

(f)       No Post-Employment Obligations. No Company Employee Plan provides post-termination or retiree health benefits to any person for any reason, except as may be required by COBRA or other applicable Law, and neither the Company nor any Company ERISA Affiliate has any Liability to provide post-termination or retiree health benefits to any person or ever represented, promised, or contracted to any Company Employee (either individually or to Company Employees as a group) or any other person that such Company Employee(s) or other person would be provided with post-termination or retiree health benefits, except to the extent required by COBRA or other applicable Law.

(g)       Potential Governmental or Lawsuit Liability. Other than routine claims for benefits: (i) there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Company Employee Plan, or otherwise involving any Company Employee Plan or the assets of any Company Employee Plan; and (ii) no Company Employee Plan is presently or has within the three years prior to the date hereof, been the subject of an examination or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self- correction, or similar program sponsored by any Governmental Entity.

(h)       Section 409A Compliance. Each Company Employee Plan that is subject to Section 409A of the Code has been operated in compliance with such section and all applicable regulatory guidance (including, without limitation, proposed regulations, notices, rulings, and final regulations).

(i)       Health Plan Compliance. The Company complies in all material respects with the applicable requirements under ERISA and the Code, including COBRA, HIPAA, and the Affordable Care Act, and other federal requirements for employer-sponsored health plans, and any corresponding requirements under state statutes, with respect to each Company Employee Plan that is a group health plan within the meaning of Section 733(a) of ERISA, Section 5000(b)(1) of the Code, or such state statute.

(j)       Effect of Transaction. Neither the execution or delivery of this Agreement, the consummation of the Merger, nor any of the other transactions contemplated by this Agreement will (either alone or in combination with any other event): (i) entitle any current or former director, employee, contractor, or consultant of the Company to severance pay or any other payment; (ii) accelerate the timing of payment, funding, or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of the Company to merge, amend, or terminate any Company Employee Plan; or (iv) increase the amount payable or result in any other material obligation pursuant to any Company Employee Plan. No amount that could be received (whether in cash or property or the vesting of any property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, director, or other service provider of the Company under any Company Employee Plan or otherwise would not be deductible by reason of Section 280G of the Code nor would be subject to an excise tax under Section 4999 of the Code.

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(k)       Employment Law Matters. The Company: (i) is in compliance with all applicable Laws and agreements regarding hiring, employment, termination of employment, plant closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, terms and conditions of employment, wages and hours of work, employee classification, employee health and safety, use of genetic information, leasing and supply of temporary and contingent staff, engagement of independent contractors, including proper classification of same, payroll taxes, and immigration with respect to Company Employees and contingent workers; and

(ii)       is in compliance with all applicable Laws relating to the relations between it and any labor organization, trade union, work council, or other body representing Company Employees, except, in the case of clauses (i) and (ii) immediately above, where the failure to be in compliance with the foregoing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(l)       Labor. Neither Company is party to, or subject to, any collective bargaining agreement or other agreement with any labor organization, work council, or trade union with respect to any of its or their operations. No material work stoppage, slowdown, or labor strike against the Company with respect to employees who are employed within the United States is pending, threatened, or has occurred in the last two years, and, to the Knowledge of the Company, no material work stoppage, slowdown, or labor strike against the Company with respect to employees who are employed outside the United States is pending, threatened, or has occurred in the last two years. None of the Company Employees is represented by a labor organization, work council, or trade union and, to the Knowledge of the Company, there is no organizing activity, Legal Action, election petition, union card signing or other union activity, or union corporate campaigns of or by any labor organization, trade union, or work council directed at the Company, or any Company Employees. There are no Legal Actions, government investigations, or labor grievances pending, or, to the Knowledge of the Company, threatened relating to any employment related matter involving any Company Employee or applicant, including, but not limited to, charges of unlawful discrimination, retaliation or harassment, failure to provide reasonable accommodation, denial of a leave of absence, failure to provide compensation or benefits, unfair labor practices, or other alleged violations of Law, except for any of the foregoing which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13 Real Property and Personal Property Matters.

(a)       Owned Real Estate. The Company does not own any Real Estate.

(b)       Leased Real Estate. Section 3.13(b) of the Company Disclosure Letter contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the date hereof for each such Leased Real Estate (including the date and name of the parties to such Lease document). The Company has delivered to High Tide a true and complete copy of each such Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Section 3.13(b) of the Company Disclosure Letter, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable, and in full force and effect; (ii) neither the Company nor, to the Knowledge of the Company, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default under such Lease; (iii) the Company’s possession and quiet enjoyment of the Leased Real Estate under such Lease is not disturbed, and to the Knowledge of the Company, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease other than Permitted Liens. The Company has not assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has the Company subleased, licensed, or otherwise granted any Person a right to use or occupy such Leased Real Estate or any portion thereof.

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(c)       Real Estate Used in the Business. The Leased Real Estate identified in Schedule 3.12(b) of the Company Disclosure Letter comprise all of the real property used in the Business of the Company.

(d)       Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by the Company, free and clear of all Liens other than Permitted Liens.

Section 3.14 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)       Compliance with Environmental Laws. The Company is, and has been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of the Company as currently conducted.

(b)       No Disposal, Release, or Discharge of Hazardous Substances. The Company has not disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of the Company, formerly owned, leased, or operated by it, or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to the Company, in either case of (i) or (ii) under any applicable Environmental Laws.

(c)       No Production or Exposure of Hazardous Substances. Neither the Company has: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

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(d)       No Legal Actions or Orders. Except as disclosed in Schedule 3.13(d) of the Company Disclosure Letter, the Company has not received written notice of and there is no Legal Action pending, or to the Knowledge of the Company, threatened against the Company, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. the Company is not subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

(e)       No Assumption of Environmental Law Liabilities. Except as disclosed in Schedule 3.13(e) of the Company Disclosure Letter, The Company has not expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

Section 3.15 Material Contracts.

(a)       Material Contracts. For purposes of this Agreement, “Company Material Contract” shall mean the following to which the Company is a party or any of the respective assets are bound (excluding any Leases):

(i)       any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), whether or not filed by the Company with the SEC;

(ii)       any employment or consulting Contract (in each case with respect to which the Company has continuing obligations as of the date hereof) with any current or former (A) officer of the Company, (B) member of the Company Board, or (C) Company Employee providing for an annual base salary or payment in excess of $60,000;

(iii)       any Contract providing for indemnification or any guaranty by the Company that is material to the Company, taken as a whole, other than (A) any guaranty by the Company of any of the obligations of (1) the Company or another wholly-owned Subsidiary thereof or (2) any Subsidiary (other than a wholly-owned Subsidiary) of the Company that was entered into in the ordinary course of business pursuant to or in connection with a customer Contract, or (B) any Contract providing for indemnification of customers or other Persons pursuant to Contracts entered into in the ordinary course of business;

(iv)       any Contract that purports to limit in any material respect the right of the Company (or, at any time after the consummation of the Merger, High Tide or any of its Subsidiaries) (A) to engage in any line of business, (B) compete with any Person or solicit any client or customer, or (C) operate in any geographical location;

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(v)       any Contract relating to the disposition or acquisition, directly or indirectly (by merger, sale of stock, sale of assets, or otherwise), by the Company after the date of this Agreement of assets or membership interests or other equity interests of any Person, in each case with a fair market value in excess of $100,000;

(vi)      any Contract that grants any right of first refusal, right of first offer, or similar right with respect to any material assets, rights, or properties of the Company;

(vii)      any Contract that contains any provision that requires the purchase of all or a material portion of the Company’s requirements for a given product or service from a given third party, which product or service is material to the Company, taken as a whole;

(viii)      any Contract that obligates the Company to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party or upon consummation of the Merger will obligate High Tide, the Surviving Company, to conduct business on an exclusive or preferential basis or that contains a “most favored nation” or similar covenant with any third party;

(ix)      any partnership, joint venture, limited liability company agreement, or similar Contract relating to the formation, creation, operation, management, or control of any material joint venture, partnership, or limited liability company, other than any such Contract solely between the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(x)       any mortgages, indentures, guarantees, loans, or credit agreements, security agreements, or other Contracts, in each case relating to indebtedness for borrowed money, whether as borrower or lender, in each case in excess of $100,000, other than (A) accounts receivables and payables, and (B) loans to direct or indirect wholly-owned Subsidiaries of the Company;

(xi)      any employee collective bargaining agreement or other Contract with any labor union;

(xii)      any Company IP Agreement;

(xiii)     any other Contract under which the Company is obligated to make payment or incur costs in excess of $100,000 in any year and which is not otherwise described in clauses (i)-(xii) above; or

(xiv)     any contract which is not otherwise described in clauses (i)-(xiii) above under which the Company is obligated to make payment or incur costs in excess of $50,000 and is material to the Company.

(b)     Schedule of Material Contracts; Documents. Section 3.15(b) of the Company Disclosure Letter sets forth a true and complete list as of the date hereof of all Company Material Contracts. The Company has made available to High Tide correct and complete copies of all Company Material Contracts, including any amendments thereto.

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(c)       No Breach. (i) All the Company Material Contracts are legal, valid, and binding on the Company, enforceable against it in accordance with its terms, and is in full force and effect; (ii) the Company has not violated any provision of, or failed to perform any obligation required under the provisions of, any Company Material Contract in a manner that could be reasonably be expected to result in a Company Material Adverse Effect; and (iii) neither the Company nor, to the Knowledge of the Company, any third party is in breach, or has received written notice of breach, of any Company Material Contract.

Section 3.16 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, all insurance policies maintained by the Company are in full force and effect and provide insurance in such amounts and against such risks as the Company reasonably has determined to be prudent, taking into account the industries in which the Company operates, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company is in breach or default, and neither the Company has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and to the Knowledge of the Company: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 3.17 Reserved.

Section 3.18 Anti-Corruption Matters. Since December 31, 2018, none of the Company, or any director, officer or, to the Knowledge of the Company, any employee or agent of the Company has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iii) made any other unlawful payment under any applicable Law relating to anticorruption, bribery, or similar matters. Since January 1, 2019, neither the Company has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anticorruption, bribery, or similar matters. To the Knowledge of the Company, no Governmental Entity is investigating, examining, or reviewing the Company’s compliance with any applicable provisions of any Law relating to anti- corruption, bribery, or similar matters.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HIGH TIDE AND MERGER SUB

Except: (a) as disclosed in the High Tide Most recent financial statements at least five Business Days prior to the date hereof and that is reasonably apparent on the face of such disclosure to be applicable to the representation and warranty set forth herein (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature); or (b) as set forth in the correspondingly numbered Section of the High Tide Disclosure Letter that relates to such Section or in another Section of the High Tide Disclosure Letter to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Section; High Tide and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 4.01 Organization; Standing and Power; Charter Documents; Subsidiaries.

(a)       Organization; Standing and Power. Each of High Tide and its Subsidiaries is a corporation, limited liability company, or other legal entity duly organized, validly existing, and in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) under the Laws of its jurisdiction of organization, and has the requisite corporate, limited liability company, or other organizational, as applicable, power and authority to own, lease, and operate its assets and to carry on its business as now conducted. Each of High Tide and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company, or other legal entity and is in good standing (to the extent that the concept of “good standing” is applicable in the case of any jurisdiction outside the United States) in each jurisdiction where the character of the assets and properties owned, leased, or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or to be in good standing, would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(b)       Charter Documents. The copies of the Certificate of Incorporation and By- Laws of High Tide and Merger Sub as most recently filed with the High Tide and Merger Sub most recent financial statements are true, correct, and complete copies of such documents as in effect as of the date of this Agreement. High Tide has delivered or made available to the Company a true and correct copy of the Charter Documents of Merger Sub. Neither High Tide nor Merger Sub is in violation of any of the provisions of its Charter Documents.

(c)       Subsidiaries. All of the outstanding shares or membership interests of, or other equity or voting interests in, each Subsidiary of High Tide have been validly issued and are owned by High Tide, directly or indirectly, free of pre-emptive rights, are fully paid and non-assessable, and are free and clear of all Liens, including any restriction on the right to vote, sell, or otherwise dispose of such membership interests or other equity or voting interests, except for any Liens: (i) imposed by applicable securities Laws; or (ii) arising pursuant to the Charter Documents of any non-wholly-owned Subsidiary of High Tide. Except for the membership interests of, or other equity or voting interests in, its Subsidiaries, High Tide does not own, directly or indirectly, any membership interests of, or other equity or voting interests in, any Person.

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Section 4.02 Capital Structure.

(a)       Equity Interests. The authorized capital stock of High Tide consists of: (i) an unlimited number of shares of High Tide Common Stock. As of the date of this Agreement: 54,877,528 shares of High Tide Common Stock were issued and outstanding. All of the outstanding shares of capital stock of High Tide are, and all shares of common stock of High Tide which may be issued as contemplated or permitted by this Agreement, including the shares of High Tide Common Stock constituting the Merger Consideration and Class VI Shares, will be, when issued, duly authorized, validly issued, fully paid, and non-assessable, and not subject to any pre-emptive rights. No Subsidiary of High Tide owns any shares of High Tide Common Stock.

(b)       Stock Awards. Except for outstanding High Tide Options under the High Tide Stock Option Plan, outstanding RSUs under the High Tide RSU Plan, High Tide Debentures, High Tide warrants and High Tide’s contingent commitment to grant shares in the capital stock of the High Tide as disclosed in the High Tide Disclosure Letter, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any kind that obligate the High Tide to issue or sell any shares of capital stock or other securities of the High Tide or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of the High Tide or any of its Subsidiaries. The description of the High Tide’s capitalization on a fully diluted basis is as set forth in Section 4.02 of the High Tide Disclosure Letter

(c)       Voting Debt. No bonds, debentures, notes, or other indebtedness issued by High Tide or any of its Subsidiaries: (i) having the right to vote on any matters on which stockholders or equityholders of High Tide or any of its Subsidiaries may vote (or which is convertible into, or exchangeable for, securities having such right); or (ii) the value of which is directly based upon or derived from the capital stock, voting securities, or other ownership interests of High Tide or any of its Subsidiaries, are issued or outstanding (collectively, “High Tide Voting Debt”).

(d)       High Tide Subsidiary Securities. As of the date hereof, there are no outstanding: (i) securities of High Tide or any of its Subsidiaries convertible into or exchangeable for High Tide Voting Debt, capital stock, voting securities, or other ownership interests in any Subsidiary of High Tide; (ii) options, warrants, or other agreements or commitments to acquire from High Tide or any of its Subsidiaries, or obligations of High Tide or any of its Subsidiaries to issue, any High Tide Voting Debt, capital stock, voting securities, or other ownership interests in (or securities convertible into or exchangeable for capital stock, voting securities, or other ownership interests in) any Subsidiary of High Tide; or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares, profit participation rights, contingent value rights, “phantom” stock, or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or other ownership interests in, any Subsidiary of High Tide, in each case that have been issued by a Subsidiary of High Tide (the items in clauses (i), (ii), and (iii), together with the capital stock, voting securities, or other ownership interests of such Subsidiaries, being referred to collectively as “High Tide Subsidiary Securities”).

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Section 4.03 Authority; Non-Contravention; Governmental Consents; Board Approval.

(a)       Authority. Each of High Tide and Merger Sub has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by High Tide and Merger Sub and the consummation by High Tide and Merger Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of High Tide and Merger Sub and no other corporate proceedings on the part of High Tide or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement,. This Agreement has been duly executed and delivered by High Tide and Merger Sub and, assuming due execution and delivery by the Company, constitutes the legal, valid, and binding obligation of High Tide and Merger Sub, enforceable against High Tide and Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b)       Non-Contravention. The execution, delivery, and performance of this Agreement by High Tide and Merger Sub and the consummation by High Tide and Merger Sub of the transactions contemplated by this Agreement, do not and will not: (i) contravene or conflict with, or result in any violation or breach of, the Charter Documents of High Tide or Merger Sub; (ii) assuming that all of the Consents contemplated by clauses (i) through (v) of Section 4.03(c) have been obtained or made, conflict with or violate any Law applicable to High Tide or Merger Sub or any of their respective properties or assets; (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in High Tide’s or any of its Subsidiaries’ loss of any benefit or the imposition of any additional payment or other liability under, or alter the rights or obligations of any third party under, or give to any third party any rights of termination, amendment, acceleration, or cancellation, or require any Consent under, any Contract to which High Tide or any of its Subsidiaries is a party or otherwise bound as of the date hereof; or (iv) result in the creation of a Lien (other than Permitted Liens) on any of the properties or assets of High Tide or any of its Subsidiaries, except, in the case of each of clauses (ii), (iii), and (iv), for any conflicts, violations, breaches, defaults, loss of benefits, additional payments or other liabilities, alterations, terminations, amendments, accelerations, cancellations, or Liens that, or where the failure to obtain any Consents, in each case, would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. High Tide has obtained all consents required under its credit agreement with ATB Financial dated on or about October 18, 2021.

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(c)       Governmental Consents. No Consent of any Governmental Entity is required to be obtained or made by High Tide Parties in connection with the execution, delivery, and performance by High Tide Parties of this Agreement or the consummation by High Tide Parties of the Merger, the High Tide Stock Issuance, and the other transactions contemplated hereby, except for: (i) such Consents as may be required under applicable state securities or “blue sky” Laws and the securities Laws of any foreign country or the rules and regulations of the TSVX and NASDAQ; and (iii) such other Consents which if not obtained or made would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.04 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)       Canadian Public Filings. High Tide has timely filed with or furnished to, as applicable, the Alberta Securities Commission (the “ASC”) and other securities regulatory commissions of Canada’s provinces and territories (“Canadian Security Commissions”), as applicable, all material registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the Canadian Security Commissions since January 1, 2029 (the “High Tide Public Documents”). High Tide is a reporting issuer, or the equivalent thereof, in British Columbia, Alberta and Ontario and each other securities regulatory authority in each Canadian province and territory (the “Reporting Jurisdictions”), and is not currently in default of any requirement of the applicable laws of each of the Reporting Jurisdictions and other regulatory instruments of the securities authorities in such provinces, and no order ceasing, halting or suspending trading in securities of High Tide or prohibiting the distribution of such securities has been issued to and is outstanding against High Tide and no investigations or proceedings for such purposes are, to the knowledge of High Tide, pending or threatened. High Tide is in compliance in all material respects with all its disclosure obligations under applicable Laws As of the time it was filed with the Canadian Securities Commissions (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) each of the High Tide Public Documents complied in all material respects with applicable Laws and none of the High Tide Public Documents contained any untrue statement of a material fact (as defined in applicable Laws) or omitted to state a material fact required to be stated therein or necessary in order to make statements therein, in the light of the circumstances under which they were made, not misleading.

(b)       Financial Statements. Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the High Tide Public Documents: (i) complied as to form in all material respects with the published rules and regulations of the ASC with respect thereto as of their respective dates; (ii) was prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the ASC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position and the results of operations, changes in stockholders’ equity, and cash flows of High Tide and its consolidated Subsidiaries as of the respective dates of and for the periods referred to in such financial statements, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by IFRS and the applicable rules and regulations of the ASC (but only if the effect of such adjustments would not, individually or in the aggregate, be material).

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(c)       Undisclosed Liabilities. The audited balance sheet of High Tide dated as of July 31, 2021 contained in the High Tide Most recent financial statements filed prior to the date hereof is hereinafter referred to as the “High Tide Balance Sheet.” Neither High Tide has any Liabilities other than Liabilities that: (i) are reflected or reserved against in the High Tide Balance Sheet (including in the notes thereto); (ii) were incurred since the date of the High Tide Balance Sheet in the ordinary course of business consistent with past practice; (iii) are incurred in connection with the transactions contemplated by this Agreement; or (iv) would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

(d)       TSXV and NASDAQ Compliance. High Tide is in compliance with all of the applicable listing and corporate governance rules of the TSXV and NASDAQ, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.05 Absence of Certain Changes or Events. Since the date of the High Tide Balance Sheet, except in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, the business of High Tide and each of its Subsidiaries has been conducted in the ordinary course of business consistent with past practice and there has not been or occurred any High Tide Material Adverse Effect or any event, condition, change, or effect that could reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect

Section 4.06 Taxes.

(a)       Except as disclosed in Schedule 4.06 of the High Tide Disclosure Letter, all Tax Returns required by applicable Laws to be filed with any Governmental Entity by, or on behalf of, High Tide or any of its Subsidiaries have been filed when due in accordance with applicable Laws (taking into account any applicable extensions), and all such material Tax Returns are complete and correct in all material respects.

(b)       High Tide and each of its Subsidiaries has paid, or has had paid on its behalf, or has collected, withheld and remitted to the appropriate Governmental Entity all Taxes due and payable by them, other than those Taxes being contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of High Tide. High Tide and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of High Tide for any Taxes of High Tide and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due in any Tax Returns. Since the date of publication of the most recent consolidated financial statements of High Tide, no material liability in respect of Taxes not reflected in such financial statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

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(c)       No material deficiencies, litigation, proposed adjustments or other matters in controversy exist or have been asserted with respect to Taxes of High Tide or any of its Subsidiaries and neither High Tide nor any of its Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of High Tide, threatened against High Tide or any of its Subsidiaries or any of their respective assets.

(d)       There are no currently effective material elections, agreements or waivers extending the statutory period or providing for any extension of time with respect to the assessment or reassessment of any material Taxes, or of the filing of any material Tax Return or any payment of material Taxes, by High Tide or any of its Subsidiaries.

(e)       High Tide and each of its Subsidiaries has made available to The Company true, correct and complete copies of all Tax Returns for which applicable statutory periods of limitations have not expired.

Section 4.07 Privacy and Data Security.

High Tide and each of its Subsidiaries have complied in all material respects with all applicable Laws and all internal or publicly posted policies, notices, and statements concerning the collection, use, processing, storage, transfer, and security of personal information in the conduct of High Tide’s and its Subsidiaries’ businesses, in each case except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. In the past twelve (12) months, High Tide and its Subsidiaries have not: (i) to High Tide’s knowledge, experienced any actual, alleged, or suspected data breach or other security incident involving personal information in their possession or control; or (ii) been subject to or received any notice of any audit, investigation, complaint, or other Legal Action by any Governmental Entity or other Person concerning the High Tide’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of personal information or actual, alleged, or suspected violation of any applicable Law concerning privacy, data security, or data breach notification, and to High Tide’s Knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any such Legal Action, in each case except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.08 Compliance; Permits.

(a)       High Tide and each of its Subsidiaries are and, since January 1, 2020, have been in compliance with, all Laws or Orders applicable to High Tide or any of its Subsidiaries or by which High Tide or any of its Subsidiaries or any of their respective businesses or properties is bound, except for such non-compliance that would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. Since January 1, 2020, no Governmental Entity has issued any notice or notification stating that High Tide or any of its Subsidiaries is not in compliance with any Law, except where such non-compliance would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

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(b)       Permits. High Tide and its Subsidiaries hold, to the extent necessary to operate their respective businesses as such businesses are being operated as of the date hereof, all Permits except for any Permits for which the failure to obtain or hold would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. No suspension, cancellation, non-renewal, or adverse modifications of any Permits of High Tide or any of its Subsidiaries is pending or, to the Knowledge of High Tide, threatened, except for any such suspension or cancellation which would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. High Tide and each of its Subsidiaries is and, since January 1, 2020, has been in compliance with the terms of all Permits, except where the failure to be in such compliance would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect.

Section 4.09 Litigation. Except as disclosed in Schedule 4.09 of the High Tide Disclosure Letter, there is no Legal Action pending, or to the Knowledge of High Tide, threatened against High Tide or any of its Subsidiaries or any of their respective properties or assets or, to the Knowledge of High Tide, any officer or director of High Tide or any of its Subsidiaries in their capacities as such other than any such Legal Action that: (a) does not involve an amount that would reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect; and (b) does not seek material injunctive or other material non-monetary relief. None of High Tide or any of their respective properties or assets is subject to any Order of a Governmental Entity or arbitrator, whether temporary, preliminary, or permanent, which would reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect. To the Knowledge of High Tide, there are no OSCC inquiries or investigations, other governmental inquiries or investigations, or internal investigations pending or, to the Knowledge of High Tide, threatened, in each case regarding any accounting practices of High Tide or any of its Subsidiaries or any malfeasance by any officer or director of High Tide.

Section 4.10 Brokers and Finders’ Fees. Neither High Tide, nor any of its respective Affiliates has incurred, nor will it incur, directly or indirectly, any liability for investment banker, brokerage, or finders’ fees or agents’ commissions, or any similar charges in connection with this Agreement or any transaction contemplated hereby for which The Company would be liable in connection with the Acquisition.

Section 4.11 Employees

(a)       High Tide and its Subsidiaries are in material compliance with all terms and conditions of employment and all applicable Laws respecting employment, including pay equity, wages, hours of work, overtime, vacation, human rights and work safety and health.

(b)       All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under all employee benefit, health, dental or other medical, life, disability or other insurance (whether insured or self-insured) welfare, mortgage insurance, employee loan, employee assistance, supplemental unemployment benefit, bonus, profit sharing, option, incentive, incentive compensation, deferred compensation, share purchase, share compensation, share appreciation, pension, retirement, savings, supplemental retirement, severance or termination pay, and any other material plans, programs, practices, policies, agreements or arrangements (whether written or unwritten) for the benefit of employees, former employees, directors or former directors of the High Tide or its Subsidiaries, or their respective dependents or beneficiaries, which are maintained by or binding upon a Party or its Subsidiaries or in respect of which a Party or its Subsidiaries has any actual or potential liability, other than benefit plans established pursuant to statute (each, a “High Tide Employee Plan”) and other similar accruals have been either paid or are accurately reflected in all material respects in the books and records of High Tide and its Subsidiaries.

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(c)       Except as disclosed in Section 4.11(c) of the High Tide Disclosure Letter, there are no material High Tide Employee Plan related claims, complaints, investigations or orders under all applicable Laws that could reasonably be expected to have a High Tide Material Adverse Effect respecting employment now pending or, to the knowledge of High Tide, threatened against High Tide and its Subsidiaries by or before any Governmental Entity as of the date of this Agreement.

(d)       Except as disclosed in Section 4.11(d) of the High Tide Disclosure Letter, no employee of High Tide or any of its Subsidiaries has any agreement as to length of notice or severance payment required to terminate his or her employment other than such as results from applicable Law from the employment of an employee without an agreement as to notice or severance.

(e)       Except as disclosed in Section 4.11(e) of the High Tide Disclosure Letter, neither High Tide nor any of its Subsidiaries are party to any collective bargaining agreement, contract or legally binding commitment to any trade unions or employee organization or group or to any High Tide Employee Plans, and there are no threatened or apparent union organizing activities involving employees of High Tide or any of its Subsidiaries, nor is High Tide or any of its Subsidiaries currently negotiating any collective bargaining agreements or any High Tide Employee Plans.

(f)       There are no change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former High Tide Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Acquisition, including a change of control of High Tide or any of its Subsidiaries.

(g)       There are no material outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts due or owing pursuant to any workplace safety, workers compensation or insurance legislation and neither High Tide nor any Subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of High Tide, no audit of High Tide or any of its Subsidiaries is currently being performed pursuant to any applicable workplace safety, workers compensation or insurance legislation. As of the date of this Agreement, to High Tide’s knowledge, there are no claims or potential claims which may materially adversely affect High Tide and its Subsidiaries’ accident cost experience. There are no charges pending against High Tide or its Subsidiaries under applicable occupational health and safety legislation. High Tide has complied in all material respects with any orders issued under applicable occupational health and safety legislation and there are no appeals of any orders under applicable occupational health and safety legislation currently outstanding.

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Section 4.12 Real Property and Personal Property Matters.

(a)       Real Property. Except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect, High Tide and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, all real property owned, leased, or used by High Tide or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens

(b)       Personal Property. Except as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect, High Tide and each of its Subsidiaries are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, and other tangible personal property and assets owned, leased, or used by High Tide or any of its Subsidiaries, free and clear of all Liens other than Permitted Liens.

Section 4.13 Environmental

Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect:

(a)       Compliance with Environmental Laws. High Tide and its Subsidiaries are, and have been, in compliance with all Environmental Laws, which compliance includes the possession, maintenance of, compliance with, or application for, all Permits required under applicable Environmental Laws for the operation of the business of High Tide and its Subsidiaries as currently conducted.

(b)       No Disposal, Release, or Discharge of Hazardous Substances. Neither High Tide nor any of its Subsidiaries has disposed of, released, or discharged any Hazardous Substances on, at, under, in, or from any real property currently or, to the Knowledge of High Tide, formerly owned, leased, or operated by it or any of its Subsidiaries or at any other location that is: (i) currently subject to any investigation, remediation, or monitoring; or (ii) reasonably likely to result in liability to High Tide or any of its Subsidiaries, in either case of

(i) or (ii) under any applicable Environmental Laws.

(c)       No Production or Exposure of Hazardous Substances. Neither High Tide nor any of its Subsidiaries has: (i) produced, processed, manufactured, generated, transported, treated, handled, used, or stored any Hazardous Substances, except in compliance with Environmental Laws, at any Real Estate; or (ii) exposed any employee or any third party to any Hazardous Substances under circumstances reasonably expected to give rise to any material Liability or obligation under any Environmental Law.

(d)       No Legal Actions or Orders. Neither High Tide nor any of its Subsidiaries has received written notice of and there is no Legal Action pending, or to the Knowledge of High Tide, threatened against High Tide or any of its Subsidiaries, alleging any Liability or responsibility under or non-compliance with any Environmental Law or seeking to impose any financial responsibility for any investigation, cleanup, removal, containment, or any other remediation or compliance under any Environmental Law. Neither High Tide nor any of its Subsidiaries is subject to any Order, settlement agreement, or other written agreement by or with any Governmental Entity or third party imposing any material Liability or obligation with respect to any of the foregoing.

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(e)       No Assumption of Environmental Law Liabilities. Neither High Tide nor any of its Subsidiaries has expressly assumed or retained any Liabilities under any applicable Environmental Laws of any other Person, including in any acquisition or divestiture of any property or business.

Section 4.14 Material Contracts. For purposes of this Agreement, “High Tide Material Contract” shall mean any Contract that is material to High Tide and its Subsidiaries, taken as a whole. All the High Tide Material Contracts are legal, valid, and binding on High Tide or its applicable Subsidiary, enforceable against it in accordance with its terms, and is in full force and effect; (ii) neither High Tide nor any of its Subsidiaries nor, to the Knowledge of High Tide, any third party has violated any material provision of, or failed to perform any material obligation required under the provisions of, any High Tide Material Contract; and (iii) neither High Tide nor any of its Subsidiaries nor, to the Knowledge of High Tide, any third party is in material breach, or has received written notice of breach, of any High Tide Material Contract

Section 4.15 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect, all insurance policies of High Tide and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the High Tide reasonably has determined to be prudent, taking into account the industries in which the High Tide and its Subsidiaries operate, and as is sufficient to comply with applicable Law. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect, neither the High Tide nor any of its Subsidiaries is in breach or default, and neither High Tide nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies. Except as would not, individually or in the aggregate, reasonably be expected to have a High Tide Material Adverse Effect and to the Knowledge of the High Tide: (i) no insurer of any such policy has been declared insolvent or placed in receivership, conservatorship, or liquidation; and (ii) no notice of cancellation or termination, other than pursuant to the expiration of a term in accordance with the terms thereof, has been received with respect to any such policy.

Section 4.16 Information Supplied. None of the information supplied or to be supplied by or on behalf of High Tide for inclusion or incorporation by reference in any information sent to the Company’s shareholder will, at the date it is first mailed to the Company’s stockholders or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.. Notwithstanding the foregoing, no representation or warranty is made by High Tide or Acquisition Sub with respect to statements made or incorporated by reference therein based on information that was not supplied by or on behalf of High Tide or Acquisition Sub.

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Section 4.17 Anti-Corruption Matters. Since December 31, 2019, none of High Tide, any of its Subsidiaries or any director, officer or, to the Knowledge of High Tide, employee or agent of High Tide or any of its Subsidiaries has: (i) used any funds for unlawful contributions, gifts, entertainment, or other unlawful payments relating to an act by any Governmental Entity; (ii) made any unlawful payment to any foreign or domestic government official or employee or to any foreign or domestic political party or campaign or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended or Corruption of Foreign Public Officials Act (Canada); or (iii) made any other unlawful payment under any applicable Law relating to anti-corruption, bribery, or similar matters. Since January 1, 2020, neither High Tide nor any of its Subsidiaries has disclosed to any Governmental Entity that it violated or may have violated any Law relating to anti-corruption, bribery, or similar matters. To the Knowledge of High Tide, no Governmental Entity is investigating, examining, or reviewing High Tide’s compliance with any applicable provisions of any Law relating to anti-corruption, bribery, or similar matters.

Section 4.18 Ownership of Membership Interest. Neither High Tide nor any of its Affiliates or Associates “owns” any Membership Interest of the Company prior to the date of this Agreement.

Section 4.19 Intended Tax Treatment. High Tide has not taken or agreed to take any action, and to the Knowledge of High Tide there exists no fact or circumstance, that is reasonably likely to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 4.20 Merger Sub. Merger Sub: (a) has engaged in no business activities other than those related to the transactions contemplated by this Agreement; and (b) is a direct, wholly-owned Subsidiary of High Tide.

ARTICLE V
COVENANTS

Section 5.01 Conduct of Business of the Company. During the period from the date of this Agreement until the Effective Time, the Company shall, except as expressly permitted or required by this Agreement, as set forth in Section 5.01 of the Company Disclosure Letter, as required by applicable Law, or with the prior written consent of High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed), to use reasonable efforts to conduct its business only all material respects in the ordinary course of business consistent with past practice in all material respects, and, to the extent consistent therewith, the Company shall use reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers and employees, to preserve its present relationships with customers, suppliers, distributors, licensors, licensees, and other Persons having business relationships with it. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly permitted or required by this Agreement, as set forth in Section 5.01 of the Company Disclosure Letter, or as required by applicable Law, the Company shall not, without the prior written consent of High Tide (which consent shall not be unreasonably withheld, conditioned, or delayed):

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(a)       amend or propose to amend its Charter Documents, except as may be required by this Agreement;

(b)       (i) split, combine, or reclassify any Company Securities, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any Company Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its Membership Interests;

(c)       except as required by applicable Law or by any Company Employee Plan or Contract in effect as of the date of this Agreement (i) increase the compensation payable or that could become payable by the Company to directors, officers, or employees, other than increases in compensation made to non-officer employees in the ordinary course of business consistent with past practice, (ii) promote any officers or employees, except in connection with the Company’s annual or quarterly compensation review cycle or as the result of the termination or resignation of any officer or employee, or (iii) establish, adopt, enter into, amend, terminate, exercise any discretion under, or take any action to accelerate rights under any Company Employee Plans or any plan, agreement, program, policy, trust, fund, or other arrangement that would be a Company Employee Plan if it were in existence as of the date of this Agreement, or make any contribution to any Company Employee Plan, other than contributions required by Law, the terms of such Company Employee Plans as in effect on the date hereof, or that are made in the ordinary course of business consistent with past practice;

(d)       acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person in excess of $100,000 in the aggregate;

(e)       (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any assets, including the Exchanged Membership Interests or other equity interests in any Subsidiary of the Company; provided, that the foregoing shall not prohibit the Company from transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, selling inventory, or granting non-exclusive licenses under the Company IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(f)       repurchase, prepay, or incur any indebtedness, except for debt incurred pursuant to a revolver and credit lines, including credit cards, for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls, or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other Contract to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of ordinary course trade payables consistent with past practice;

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(g)       enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company Material Contract or any Lease with respect to material Real Estate or any other Contract or Lease that, if in effect as of the date hereof would constitute a Company Material Contract or Lease with respect to material Real Estate hereunder;

(h)       institute, settle, or compromise any Legal Action involving the payment of monetary damages by the Company of any amount exceeding $10,000 in the aggregate, other than (i) any Legal Action brought against High Tide or Merger Sub arising out of a breach or alleged breach of this Agreement by High Tide or Merger Sub, and (ii) the settlement of claims, liabilities, or obligations reserved against on the Interim Balance Sheet; provided, that neither the Company shall settle or agree to settle any Legal Action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company’s business;

(i)       make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in IFRS or applicable Law;

(j)       (i) settle or compromise any material Tax claim, audit, or assessment for an amount materially in excess of the amount reserved or accrued on the Interim Balance Sheet (or most recent consolidated balance sheet included in the Company Most recent financial statements), (ii) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (iii) amend any material Tax Returns or file claims for material Tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company;

(k)       enter into any material agreement, agreement in principle, letter of intent, memorandum of understanding, or similar Contract with respect to any joint venture, strategic partnership, or alliance;

(l)       except in connection with actions permitted by Section 5.05 hereof, take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation that applies to Company with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the CRS, except for High Tide, Merger Sub, or any of their respective Subsidiaries or Affiliates, or the transactions contemplated by this Agreement;

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(m)       abandon, allow to lapse, sell, assign, transfer, grant any security interest in otherwise encumber or dispose of any Company IP, or grant any right or license to any Company IP other than pursuant to non-exclusive licenses entered into in the ordinary course of business consistent with past practice;

(n)       terminate or modify in any material respect, or fail to exercise renewal rights with respect to, any material insurance policy;

(o)       engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC;

(p)       at or prior to Closing, the Company, High Tide and High Tide will enter into the Amended and Restated Operating Agreement for the Company which will govern the manner in which the business and affairs of the Company are to be conducted and govern the relationship of the parties..

(q)       follow the Company’s pre-closing practices regarding working capital and maintain a net cash position of at least $500,000 and an inventory position of at least

$500,000;

(r)       adopt or implement any stockholder rights plan or similar arrangement; or

(s)       agree or commit to do any of the foregoing.

Section 5.02 Put and Call. High Tide has an option to acquire all issued and outstanding Membership Interests in the Company held by each Member, and become the sole owner of the Company, at an enterprise value equal to the trailing twelve months of EBITDA multiplied by the multiple used in the Merger (the “Call Option”). The Call Option will be exercisable for a period of three (3) years following the Closing Date and must be exercised with respect to all Members at the same time. The Members have an option, exercisable on behalf of all Members by the Members holding a majority of the outstanding membership interests of the Company then held by all Members, to put to High Tide, the remaining issued and outstanding membership interests in the Company held by the Members, at an enterprise value equal to the trailing twelve months of EBITDA multiplied by the multiple used in the Merger (the “Put Option”). The Put Option will be exercisable for a period of eighteen (18) months following the eighteen (18) month anniversary of the Closing Date. The consideration to be paid by High Tide to the Company pursuant the exercise of either the Call Option or Put Option shall be paid in cash in US dollars and calculated on the basis of the CAD/USD exchange rate posted by the Bank of Canada as at such date. The consideration for the Call Option or Put Option will be paid on the fifth Business Day following the date of exercise of the Call Option or Put Option. For purposes of this section, EBITDA will exclude any allocations of expense for High Tide and its Affiliates in such allocation is a new category or to the extent higher than the expense for such category for the 12 months preceding the Closing. High Tide and its Affiliates shall during the 36 months following the Closing (i) not take or fail to take any actions that would have the purpose of avoiding or reducing the EBITDA of the Company, (ii) operate the business of the Company in good faith, (iii) use commercially reasonable efforts (x) to provide the Company and its Affiliates with capital and resources reasonably necessary to its business, and (y) to promote, market and sell the Company’s products and services in a commercially-reasonable manner designed to maximize the revenues and earnings of the Company.

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Section 5.03 Conduct of the Business of High Tide. During the period from the date of this Agreement until the Effective Time, High Tide shall, and shall cause each of its Subsidiaries, except as expressly contemplated by this Agreement, as required by applicable Law, or with the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed), to use reasonable efforts to conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as otherwise expressly contemplated by this Agreement, or as required by applicable Law, High Tide shall not, nor shall it permit any of its Subsidiaries to, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned, or delayed):

(a)       amend its Charter Documents in a manner that would adversely affect the Company or the holders of Membership Interest relative to the other holders of High Tide Common Stock;

(b)       (i) split, combine, or reclassify any High Tide Securities or High Tide Subsidiary Securities in a manner that would adversely affect the Company or the holders of Membership Interest relative to the other holders of High Tide Common Stock, (ii) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem, or otherwise acquire, any High Tide Securities or High Tide Subsidiary Securities, or (iii) declare, set aside, or pay any dividend or distribution (whether in cash, stock, property, or otherwise) in respect of, or enter into any Contract with respect to the voting of, any shares of its Membership Interests (other than dividends from its direct or indirect wholly-owned Subsidiaries and ordinary quarterly dividends, consistent with past practice with respect to timing of declaration and payment);

(c)       issue, sell, pledge, dispose of, or encumber any High Tide Securities or High Tide Subsidiary Securities, other than (i) the issuance of shares of High Tide Common Stock upon the exercise of any High Tide Equity Awards outstanding as of the date of this Agreement in accordance with its terms, (ii) the issuance of shares of High Tide Common Stock in connection with or upon the exercise of any High Tide Equity Awards granted after the date hereof in the ordinary course of business consistent with past practice, (iii) shares to be issued in connection with any financing that High Tide undertakes for fair value, and (iv) shares issued in connection with an acquisition by High Tide;

(d)       acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or Person or division thereof or make any loans, advances, or capital contributions to or investments in any Person, in each case that would reasonably be expected to prevent, impede, or materially delay the consummation of the Merger or other transactions contemplated by this Agreement;

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(e)       (i) transfer, license, sell, lease, or otherwise dispose of (whether by way of merger, consolidation, sale of stock or assets, or otherwise) or pledge, encumber, mortgage, or otherwise subject to any Lien (other than a Permitted Lien), any material assets, including the Membership Interests or other equity interests in any Subsidiary of the High Tide; provided, that the foregoing shall not prohibit the High Tide and its Subsidiaries from selling inventory in the ordinary course of business or transferring, selling, leasing, or disposing of obsolete equipment or assets being replaced, or granting non-exclusive licenses under the High Tide IP, in each case in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization;

(f)       adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, or other reorganization; or

(g)       agree or commit to do any of the foregoing.

Section 5.04 Access to Information; Confidentiality.

(a)       Access to Information. From the date of this Agreement until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with the terms set forth in ARTICLE VII, the Company shall, and shall cause its Subsidiaries to, afford to High Tide and High Tide’s Representatives reasonable access, at reasonable times and in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, to the officers, employees, accountants, agents, properties, offices, and other facilities and to all books, records, contracts, and other assets of the Company and its Subsidiaries, and the Company shall, and shall cause its Subsidiaries to, furnish promptly to High Tide such other information concerning the business and properties of the Company and its Subsidiaries as High Tide may reasonably request from time to time. The Company shall not be required to provide access to or disclose information where such access or disclosure would jeopardize the protection of attorney-client privilege or contravene any Law (it being agreed that the parties shall use reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention). No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to High Tide or Merger Sub pursuant to this Agreement. After the Closing, the Company and its Subsidiaries will provide access, at reasonable times and in a manner as determined necessary for High Tide and the Member Representative, individually.

(b)       Confidentiality. High Tide and the Company shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Letter of Intent, dated October 18, 2021 between High Tide and the Company (the “ LOI”), Section 4 (Confidentiality) of which shall survive the termination of this Agreement in accordance with the terms set forth therein.

Section 5.05 Non-Solicitation.

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(a)       Takeover Proposal. Neither the Company, on the one hand, nor High Tide, on the other hand, shall, and each shall cause their respective affiliates, Subsidiaries and its or its respective Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”) not to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Takeover Proposal or the making of any proposal that could reasonably be expected to lead to any Takeover Proposal, or conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or High Tide or any of their respective Subsidiaries to, afford access to the business, properties, assets, books, or records of the Company or High Tide or any of their respective Subsidiaries to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party (or its potential sources of financing) that is seeking to make, or has made, any Takeover Proposal.

Section 5.06 Reserved.

Section 5.07 Company Members Meeting. As a party to this Agreement, Members hereby approve this Agreement and their approval is all that is required under CRS.

Section 5.08 Reserved.

Section 5.09 Notices of Certain Events. Subject to applicable Law, the Company shall notify High Tide and Merger Sub, and High Tide and Merger Sub shall notify the Company, promptly of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (c) any event, change, or effect between the date of this Agreement and the Effective Time which individually or in the aggregate causes or is reasonably likely to cause or constitute: (i) a material breach of any of its representations, warranties, or covenants contained herein, or (ii) the failure of any of the conditions set forth in ARTICLE VI of this Agreement to be satisfied; provided that, any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 5.09 or the failure of any condition set forth in ARTICLE VI to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in ARTICLE VI to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.09 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

Section 5.10 Employees; Benefit Plans.

(a)       Comparable Salary and Benefits. During the period commencing at the Effective Time and ending on the date which is twelve months from the Effective Time (or if earlier, the date of the employee’s termination of employment with High Tide and its Subsidiaries), and to the extent consistent with the terms of the governing plan documents, High Tide shall cause the Surviving Company, as applicable, to provide the employees of the Company who remain employed immediately after the Effective Time (collectively, the “Company Continuing Employees”) with annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) that are, in the aggregate, no less favorable than the annual base salary or wage level, annual target bonus opportunities (excluding equity-based compensation), and employee benefits (excluding any retiree health or defined benefit retirement benefits) provided by the Company on the date of this Agreement.

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(b)       Crediting Service. With respect to any “employee benefit plan” as defined in Section 3(3) of ERISA maintained by High Tide or any of its Subsidiaries, excluding (i) any retiree health plans or programs maintained by High Tide or any of its Subsidiaries, (ii) any defined benefit retirement plans or programs maintained by High Tide or any of its Subsidiaries, (iii) and any equity compensation arrangements maintained by High Tide or any of its Subsidiaries (collectively, “High Tide Benefit Plans”) in which any Company Continuing Employees will participate effective as of the Effective Time, and subject to the terms of the governing plan documents, High Tide shall, or shall cause the Surviving Company to, credit all service of the Company Continuing Employees with the Company or any of its Subsidiaries, as the case may be as if such service were with High Tide, for purposes of eligibility to participate (but not for purposes of vesting or benefit accrual, except for vacation, if applicable) for full or partial years of service in any High Tide Benefit Plan in which such Company Continuing Employees may be eligible to participate after the Effective Time; provided, that such service shall not be credited to the extent that: (i) such crediting would result in a duplication of benefits; or (ii) such service was not credited under the corresponding Company Employee Plan.

(c)       Employees Not Third-Party Beneficiaries. This Section 5.10 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.10, express or implied, shall confer upon any Company Employee, any beneficiary, or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.10. Nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement, or arrangement; (ii) shall alter or limit the ability of the Surviving Company, High Tide, or any of their respective Affiliates to amend, modify, or terminate any benefit plan, program, agreement, or arrangement at any time assumed, established, sponsored, or maintained by any of them; or (iii) shall prevent the Surviving Company, High Tide, or any of their respective Affiliates from terminating the employment of any Company Continuing Employee following the Effective Time. The parties hereto acknowledge and agree that the terms set forth in this Section 5.10 shall not create any right in any Company Employee or any other Person to any continued employment with the Surviving Company, High Tide, or any of their respective Subsidiaries or compensation or benefits of any nature or kind whatsoever, or otherwise alters any existing at-will employment relationship between any Company Employee and the Surviving Company.

(d)       Prior Written Consent. With respect to matters described in this Section 5.10, the Company will not send any written notices or other written communication materials to Company Employees without the prior written consent of High Tide.

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Section 5.11 At the Closing, High Tide will enter into indemnification agreements with the Members who are employees of High Tide or any Subsidiary including the Company in a mutually agreeable form.

Section 5.12 State Tax Returns. High Tide and its Affiliates and the Members shallcooperate after the Closing to file state tax returns and utilize any available voluntary disclosure programs in states in which the Company should have filed tax returns for the periods prior to Closing. The Company shall prepare the tax returns and voluntary disclosure submissions which will be subject to the approval of the Member Representative which will not be unreasonably withheld. If the amount paid to the states for unpaid taxes that are the subject of voluntary disclosure submissions for periods prior to the Closing exceeds ..............., High Tide may make a claim for the amount in excess of ............... against the Escrowed Shares pursuant to the Escrow Agreement.

Section 5.13 Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a release mutually agreed to by the Company and High Tide. Thereafter, each of the Company and High Tide agrees that no public release, statement, announcement, or other disclosure concerning the Merger and the other transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned, or delayed), except as may be required by: (a) applicable Law, (b) court process, (c) the rules or regulations of any applicable United States securities exchange, or (d) any Governmental Entity to which the relevant party is subject or submits; provided, in each such case, that the party making the release, statement, announcement, or other disclosure shall use reasonable efforts to allow the other party reasonable time to comment on such release, statement, announcement, or other disclosure in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 5.13 shall not apply to any release, statement, announcement, or other disclosure made with respect to: (i) any other disclosures issued or made in compliance with Section 5.05; and (ii) the Merger and the other transactions contemplated hereby that is substantially similar (and identical in any material respect) to those in a previous release, statement, announcement, or other disclosure made by the Company or High Tide in accordance with this Section 5.13.

Section 5.14 Anti-Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover Law becomes or is deemed to be applicable to High Tide, the Merger Sub, the Company, the Merger, or any other transaction contemplated by this Agreement, then each of the Company and the Company Board on the one hand, and High Tide and the High Tide Board on the other hand, shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render such anti-takeover Law inapplicable to the foregoing.

Section 5.15 Reserved:

Section 5.16 Stock Exchange Matters. Listing of High Tide Common Stock. High Tide shall use reasonable efforts to cause the shares of High Tide Common Stock to be issued in connection with the Acquisition to be listed on the TSVX (or such other stock exchange as may be mutually agreed upon by the Company and High Tide) and the Nasdaq Capital Market (the “NASDAQ”), subject to official notice of issuance, prior to the Closing Date. If the shares are not listed on these exchanges at the Closing, High Tide shall continue to use reasonable efforts to cause them to be listed.

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Section 5.17 Reserved.

Section 5.18 Reserved

Section 5.19 Obligations of Merger Sub. High Tide will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 5.20 Reserve.

Section 5.21 Reserve.

ARTICLE VI
CONDITIONS

Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law) on or prior to the Closing of each of the following conditions:

(a)       Reserved.

(b)       Listing. The shares of High Tide Common Stock issuable as Merger Consideration and the Class VI Shares pursuant to this Agreement shall have been approved for listing on the NASAQ and the TSVX, subject to official notice of issuance.

(c)       No Injunctions, Restraints, or Illegality. No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced, or entered any Laws or Orders, whether temporary, preliminary, or permanent, that make illegal, enjoin, or otherwise prohibit consummation of the Merger, the High Tide Stock Issuance, or the other transactions contemplated by this Agreement.

(d)       Governmental Consents. All consents, approvals and other authorizations of any Governmental Entity set forth in Section 6.01 of the Company Disclosure Letter and Section 6.01 of the High Tide Disclosure Letter and required to consummate the Merger, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement (other than the filing of the Certificate of Merger with the Secretary of State of the State of Colorado) shall have been obtained, free of any condition that would reasonably be expected to have a Company Material Adverse Effect or High Tide Material Adverse Effect.

(e)       Escrow Agreement. The Escrow Agreement, substantially in the form attached hereto as Exhibit B, shall have been duly executed by the Company, Members, High Tide and High Tide’s Counsel (as the escrow agent thereunder).

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Section 6.02 Conditions to Obligations of High Tide and Merger Sub. The obligations of High Tide and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (where permissible pursuant to applicable Law) by High Tide and Merger Sub on or prior to the Closing of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of the Company (other than in Section 3.01(a), Section 3.02, Section 3.03(a), Section 3.03(b)(i) and (ii), Section 3.03(d), Section 3.03(e), and Section 3.10) set forth in ARTICLE III of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the representations and warranties of the Company contained in Section 3.02 shall be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct as of that date); and (iii) the representations and warranties contained in Section 3.01(a), Section 3.03(a), Section 3.03(b)(i) and (ii), Section 3.03(d), Section 3.03(e), Section 3.10. shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b)       Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, in this Agreement required to be performed by or complied with by it at or prior to the Closing.

(c)       Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect or any event, change, or effect that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d)       Officers Certificate. High Tide will have received a certificate, signed by the chief executive officer or chief financial officer of the Company, certifying as to the matters set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(c) hereof.

(e)       Key Employees. As an incentive for High Tide to consummate this Agreement, the Company shall make reasonable efforts to retain Jaden Barnes, Bo Shirley and Ian Kelly (each, a “Key Employee”). In connection therewith Barnes and Shirley shall have entered into binding, prior to Closing Date, independent contractor’s agreements and two year non-compete agreement and non-solicitation agreements in the form of Exhibits E and F. Kelly shall remain an employee of the Company

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(f)       Amended and Restated Operating Agreement. The Company and the Shareholder shall have entered into the Amended and Restated Operating Agreement with High Tide, which shall govern the relationship between the parties and provide the terms and conditions for High Tide’s right to oversee the management and policies of the Company (the “Amended and Restated Operating Agreement”) in substantially the Form attached as Exhibit A.

Section 6.03 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing of the following conditions:

(a)       Representations and Warranties. (i) The representations and warranties of High Tide and Merger Sub (other than in Section 4.01(a), Section 4.02, Section 4.03(a), Section 4.03(b), Section 4.05, Section 4.10, and Section 4.18) set forth in ARTICLE IV of this Agreement shall be true and correct in all respects (without giving effect to any limitation indicated by the words “High Tide Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” or “materially”) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a High Tide Material Adverse Effect; (ii) the representations and warranties of High Tide and Merger Sub contained in Section 4.02(a) will be true and correct (other than de minimis inaccuracies) as of the date of this Agreement and as of the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct as of that date); and (iii) the representations and warranties contained in Section 4.01(a), Section 4.03(a), Section 4.03(b), Section 4.05, Section 4.10, and Section 4.18 shall be true and correct in all respects as of the date of this Agreement and as of immediately prior to the Closing Date, as if made on and as of such date (except those representations and warranties that address matters only as of a particular date, which shall be true and correct in all respects as of that date).

(b)       Performance of Covenants. High Tide and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, of this Agreement required to be performed by or complied with by them at or prior to the Closing.

(c)       High Tide Material Adverse Effect. Since the date of this Agreement, there shall not have been any High Tide Material Adverse Effect.

(d)       Officers Certificate. The Company will have received a certificate, signed by an officer of High Tide, certifying as to the matters set forth in Section 6.03(a), Section 6.03(b), and Section 6.03(c).

(e)       Share Consideration Listing. The Merger Consideration and Class VI Shares shall be listed on the TSVX and NASDAQ.

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(f)       High Tide shall have received all necessary approvals and consents, including all necessary regulatory approvals and consents (including confirmation from the TSXV that they have no objection with this transaction), required for the completion of the transactions contemplated by this Agreement, and the TSXV shall have confirmed that they have no objections to the listing thereon of the common shares of High Tide comprising the Merger Consideration.

(g)       The common shares of High Tide shall remain listed and posted for trading on the TSXV and NASDAQ at all times prior to and up to the Effective Time, save for any temporary suspension not exceeding ten consecutive Business Days in connection with the transactions contemplated hereby, and no indication shall have been received from the TSXV or NASDAQ at or before the Effective Time to the effect of the listing of the common shares of High Tide on NASDAQ or the TSXV will or may be withdrawn or objected to as a result of the transactions contemplated by, or connection with the terms of, this Agreement.

(h)       High Tide shall have issued to Kelly the options in the separate option offer letter.

Section 6.04 Post-Closing Covenants of the Parties. In further consideration of the premises, representations and warranties and the covenants and agreements contained herein and other good and valuable consideration, the parties hereto hereby agree to cooperate with each other and use reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable any consents, approvals and authorizations of all third parties and governmental bodies which are necessary or advisable to consummate this Agreement and to comply with the terms and conditions of all such consents, approvals and authorizations of all such third parties and governmental bodies. the Company and the Shareholder will cooperate with High Tide’s audit of the financial statements of the Company. This Agreement is subject to strict requirements for ongoing regulatory compliance by the parties hereto, including, without limitation, requirements that the parties take no action in violation of CRS or the guidance or instruction of the Governmental Entity. The parties acknowledge and understand that CRS and/or the requirements of the Governmental Entity are subject to change and are evolving as the marketplace for hemp businesses continues to evolve. If necessary or desirable to comply with the requirements of CRS and/or the Governmental Entity, the parties hereby agree to (and to cause their respective Affiliates and related parties and representatives to) use their respective commercially reasonable efforts to take all actions reasonably requested to ensure compliance with CRS and/or the Governmental Entity, including, without limitation, negotiating in good faith to amend, restate, amend and restate, supplement, or otherwise modify this Agreement to reflect terms that most closely approximate the parties’ original intentions but are responsive to and compliant with the requirements of CRS and/or the Governmental Entity. In furtherance, not limitation of the foregoing, the parties further agree to cooperate with the Governmental Entity to promptly respond to any informational requests, supplemental disclosure requirements, or other correspondence from the Governmental Entity.

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ARTICLE VII
TERMINATION, AMENDMENT, AND WAIVER

Section 7.01 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of High Tide and the Company.

Section 7.02 Termination by Either High Tide or the Company. This Agreement may be terminated by either High Tide or the Company at any time prior to the Closing:

(a)       If the Merger has not been consummated on or before November 30, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(a) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been cause of, or resulted in, the failure of the Merger to be consummated on or before the End Date; or

(b)       If any Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order making illegal, permanently enjoining, or otherwise permanently prohibiting the consummation of the Merger, the High Tide Stock Issuance, or the other transactions contemplated by this Agreement, and such Law or Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.02(b) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been cause of, or resulted in, the issuance, promulgation, enforcement, or entry of any such Law or Order.

Section 7.03 Termination by High Tide. This Agreement may be terminated by High Tide at any time prior to the Closing Date, if there shall have been a breach or failure of any representation, warranty, covenant, or agreement on the part of the Company set forth in this Agreement such that the conditions to the Closing of the Acquisition set forth in Section 6.02(a) or Section 6.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that High Tide shall have given the Company at least thirty (30) days written notice prior to such termination stating High Tide’s intention to terminate this Agreement pursuant to this Section 7.03 provided further, that High Tide shall not have the right to terminate this Agreement pursuant to this Section 7.03 if High Tide is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured.

Section 7.04 Termination by the Company. This Agreement may be terminated by the Company at any time prior to the Closing: if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of High Tide or Merger Sub set forth in this Agreement such that the conditions to the Closing of the Merger set forth in Section 6.03(a) or Section 6.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that the Company shall have given High Tide at least thirty (30 days written notice prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 7.04; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.04 if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder that has not been cured.

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Section 7.05 Notice of Termination; Effect of Termination. The party desiring to terminate this Agreement pursuant to this ARTICLE VII (other than pursuant to Section 7.01) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination in accordance with this Section 7.05 shall be effective immediately upon delivery of such written notice to the other party. If this Agreement is terminated pursuant to this ARTICLE VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any stockholder, director, officer, employee, agent, or Representative of such party) to any other party hereto, except: (a) with respect to Section 5.04(b)this Section 7.05, Section 7.06, and ARTICLE VIII (and any related definitions contained in any such Sections or Article) except for Section 8.03, which shall remain in full force and effect; and (b) with respect to any liabilities or damages incurred or suffered by a party, to the extent such liabilities or damages were the result of fraud or the breach by another party of any of its representations, warranties, covenants, or other agreements set forth in this Agreement.

Section 7.06 Fees and Expenses Following Termination. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such Expenses.

Section 7.07 Amendment. At any time prior to the Closing Date, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the requisite company approval, by written agreement signed by each of the parties hereto; provided, however, that following the receipt of the requisite company approval, there shall be no amendment or supplement to the provisions of this Agreement which by Law would require further approval by the holders of the Company Common Stock without such approval.

Section 7.08 Extension; Waiver. At any time prior to the Effective Time, High Tide or Merger Sub, on the one hand, or the Company, on the other hand, may: (a) extend the time for the performance of any of the obligations of the other party(ies); (b) waive any inaccuracies in the representations and warranties of the other party(ies) contained in this Agreement or in any document delivered under this Agreement; or (c) unless prohibited by applicable Law, waive compliance with any of the covenants, agreements, or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

ARTICLE VIII
MISCELLANEOUS

Section 8.01 Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

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“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling,” “controlled by,” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract, or otherwise.

“Affordable Care Act” means the Patient Protection and Affordable Care Act (PPACA), as amended by the Health Care and Education Reconciliation Act (HCERA).

“Agreement” has the meaning set forth in the Preamble.

“Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Associate” has the meaning set forth in Section 203(c)(2) of the CRS.

“Book-Entry Share” has the meaning set forth in Section 2.02(b).

“Business” means the Cannabidiol trade.

“Business Day” means any day, other than Saturday, Sunday, or any day on which banking institutions located in the United States and Canada are authorized or required by Law or other governmental action to close.

“Charter Documents” means: (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof; (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement, as applicable, thereof; (c) with respect to a partnership, the certificate of formation and the partnership agreement; and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Class VI” has the meaning set forth in the Recitals.

“Class VI Fee” has the meaning set forth in the Recitals.

“Class VI Shares” has the meaning set forth in Section 2.01

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Day 80% Consideration” means $31,243,000 USD.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA.

“Code” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

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“Company Board” has the meaning set forth in the Recitals.

“Membership Interest” has the meaning set forth in the Recitals.

“Company Continuing Employees” has the meaning set forth in Section 5.10(a).

“Company Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by the Company to High Tide concurrently with the execution of this Agreement.

“Company Employee” has the meaning set forth in Section 3.12(a).

“Company Employee Plans” has the meaning set forth in Section 3.12(a).

“Company ERISA Affiliate” means all employers, trades, or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“Company Financial Advisor” has the meaning set forth in Section 3.10.

“Company IP” has the meaning set forth in Section.

“Company IP Agreements” means all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, waivers, releases, permissions, and other Contracts, whether written or oral, relating to Intellectual Property and to which the Company is a party, beneficiary, or otherwise bound.

“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company.

“Company Material Adverse Effect” means any event, circumstance, development, occurrence, fact, condition, effect, or change (each, an “Effect”) that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of the Company, taken as a whole; or (b) the ability of the Company to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a Company Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement, or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the Company with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or IFRS or other applicable accounting standards, including interpretations thereof, (iv) acts of war, sabotage, or terrorism, or military actions, or the escalation thereof; (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID- 19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or other force majeure events; (vi) general conditions in the industry in which the Company operates; (vii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with High Tide’s consent; provided further, however, that any Effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on the Company, taken as a whole, compared to other participants in the industries in which the Company conducts its business (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Company Material Adverse Effect has occurred).

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“Company Material Contract” has the meaning set forth in Section 3.15(a).

“Company-Owned IP” means all Intellectual Property owned by the Company.

“Company Securities” has the meaning set forth in Section 3.02(b)(ii).

“Company Members Meeting” means the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 5.04(b). “Consent” has the meaning set forth in Section 3.03(c).

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, leases, or other binding instruments or binding commitments, whether written or oral.

“CRS” has the meaning set forth in the Recitals.

“Effect” has the meaning set forth in the definition of “Company Material Adverse Effect.”

“Effective Time” has the meaning set forth in Section 1.04.

“End Date” has the meaning set forth in Section 7.02(a).

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“Environmental Laws” means any applicable Law, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42

U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C.

§§ 651 et seq.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning set forth in Section 3.03(c).

“Escrow Agent” has the meaning set forth in Section 2.02(a).

“Escrowed Fund” has the meaning set forth in Section 2.02(a).

“Exchange Ratio” has the meaning set forth in Section 2.01(b).

“Expenses” means, with respect to any Person, all reasonable and documented out-of- pocket fees and expenses (including all fees and expenses of counsel, accountants, financial advisors, and investment bankers of such Person and its Affiliates), incurred by such Person or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of this Agreement and any transactions related thereto, any litigation with respect thereto, the filing of any required notices under the HSR Act or Foreign Antitrust Laws, or in connection with other regulatory approvals, and all other matters related to the Merger, the High Tide Stock Issuance, and the other transactions contemplated by this Agreement.

“Foreign Antitrust Laws” has the meaning set forth in Section 3.03(c).

“Geographic Area” means the United States of America.

“Governmental Entity” has the meaning set forth in Section 3.03(c).

“Hazardous Substance” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral, or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.

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“High Tide” has the meaning set forth in the Preamble.

“High Tide Balance Sheet” has the meaning set forth in Section 4.04(c).

“High Tide Benefit Plans” has the meaning set forth in Section 5.10(b).

“High Tide Board” has the meaning set forth in the Recitals.

““High Tide Common Stock” has the meaning set forth in the Recitals.

“High Tide Disclosure Letter” means the disclosure letter, dated as of the date of this Agreement and delivered by High Tide and Merger Sub to the Company concurrently with the execution of this Agreement.

“High Tide Equity Award” means a High Tide Stock Option or a High Tide Restricted Share, as the case may be.

“High Tide Material Adverse Effect” means any Effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the business, results of operations, condition (financial or otherwise), or assets of High Tide and its Subsidiaries, taken as a whole; or (b) the ability of High Tide to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a High Tide Material Adverse Effect shall not be deemed to include any Effect (alone or in combination) arising out of, relating to, or resulting from: (i) changes generally affecting the economy, financial or securities markets, or political conditions; (ii) the execution and delivery, announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, of the High Tide and its Subsidiaries with employees, suppliers, customers, Governmental Entities, or other third Persons (it being understood and agreed that this clause shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution and delivery of this Agreement or the announcement or the pendency of this Agreement); (iii) any changes in applicable Law or IFRS or other applicable accounting standards, including interpretations thereof, (iv) any outbreak or escalation of war or any act of terrorism, (v) natural disasters, or weather conditions, epidemics, pandemics, or disease outbreaks (including the COVID-19 virus)/public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States,, or other force majeure events; (vi) general conditions in the industry in which High Tide and its Subsidiaries operate; (vii) any failure, in and of itself, by High Tide to meet any internal or published projections, forecasts, estimates, or predictions in respect of revenues, earnings, or other financial or operating metrics for any period (it being understood that any Effect underlying such failure may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a High Tide Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); (viii) any change, in and of itself, in the market price or trading volume of High Tide’s securities or in its credit ratings (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to become, a High Tide Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); or (ix) actions taken as required or specifically permitted by the Agreement or actions or omissions taken with the Company’s consent; provided further, however, that any Effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a High Tide Material Adverse Effect has occurred or would reasonably be expected to occur if it has a disproportionate effect on High Tide and its Subsidiaries, taken as a whole, compared to other participants in the industries in which High Tide and its Subsidiaries conduct their businesses (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a High Tide Material Adverse Effect has occurred).

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“High Tide Most recent financial statements” has the meaning set forth in Section 4.04(a).

“High Tide Securities” means the capital stock of High Tide and any security exchangeable into or exercisable for capital stock of High Tide.

“High Tide Voting Debt” has the meaning set forth in Section 4.02(c).

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“IFRS” has the meaning set forth in Section 3.03(c).

“Intellectual Property” means any and all of the following arising pursuant to the Laws of any jurisdiction throughout the world: (a) trademarks, service marks, trade names, and similar indicia of source or origin, all registrations and applications for registration thereof, and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights and all registrations and applications for registration thereof; (c) trade secrets and know-how; (d) patents and patent applications; (e) internet domain name registrations; and (f) other intellectual property and related proprietary rights.

“Interim Balance Sheet” has the meaning set forth in Section 3.04(a).

“IRS” means the United States Internal Revenue Service.

“Knowledge” means: (a) with respect to the Company, the actual knowledge of each of the individuals listed in Section 8.01 of the Company’s Disclosure Letter; and (b) with respect to High Tide and its Subsidiaries, the actual knowledge of each of the individuals listed in Section 8.01 of the High Tide’s Disclosure Letter; in each case, after due inquiry.

“Laws” means any federal, state, local, municipal, foreign, multi-national or other laws, common law, statutes, constitutions, ordinances, rules, regulations, codes, Orders, or legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered, or applied by any Governmental Entity.

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“Lease” means all leases, subleases, licenses, concessions, and other agreements (written or oral) under which the Company holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property held by the Company.

“Legal Action” means any legal, administrative, arbitral, or other proceedings, suits, actions, investigations, examinations, claims, audits, hearings, charges, complaints, indictments, litigations, or examinations.

“Liability” means any liability, indebtedness, or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured, determined, determinable, or otherwise, and whether or not required to be recorded or reflected on a balance sheet under IFRS).

“Liens” means, with respect to any property or asset, all pledges, liens, mortgages, charges, encumbrances, hypothecations, options, rights of first refusal, rights of first offer, and security interests of any kind or nature whatsoever.

“Merger” has the meaning set forth in Section 1.01.

“Merger Consideration” has the meaning set forth in Section 2.01(b).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“Nasdaq” has the meaning set forth in Section 2.02.

“Order” has the meaning set forth in Section 3.09.

“PBGC” has the meaning set forth in Section 3.12(d).

“Permits” has the meaning set forth in Section 3.08(b).

“Permitted Liens” means: (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith (provided appropriate reserves required pursuant to IFRS have been made in respect thereof); (b) mechanics’, carriers’, workers’, repairers’, and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent or which are being contested by appropriate proceedings (provided appropriate reserves required pursuant to IFRS have been made in respect thereof); (c) zoning, entitlement, building, and other land use regulations imposed by Governmental Entities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current use and operation of such real property; (d) covenants, conditions, restrictions, easements, and other similar non-monetary matters of record affecting title to such Person’s owned or leased real property, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; (e) any right of way or easement related to public roads and highways, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used in connection with such Person’s businesses; and (f) Liens arising under workers’ compensation, unemployment insurance, social security, retirement, and similar legislation.

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“Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity, or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

“Pro Rata Share” means the percentage ownership of Units for each Member immediately prior to the Closing as a percentage of all outstanding Units assuming vesting of all Units that vest upon consummation of the Merger as set forth on Exhibit D.

“Real Estate” means the Owned Real Estate and the Leased Real Estate.

“Representatives” has the meaning set forth in Section 5.05(a).

“Requisite Company Vote” has the meaning set forth in Section 3.03(a).

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Surviving Company” has the meaning set forth in Section 1.01.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments, or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement, or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transfer Agent” has the meaning set forth in Section 2.02

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Units” means “Units” as defined in the Amended and Restated Limited Liability Company Agreement of the Company dated the date of the Closing.

“Voting Debt” has the meaning set forth in Section 3.02(c).

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Section 8.02 Interpretation; Construction.

(a)       The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Exhibit, Article, or Schedule, such reference shall be to a Section of, Exhibit to, Article of, or Schedule of this Agreement unless otherwise indicated. Unless the context otherwise requires, references herein: (i) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, supplemented, and modified from time to time to the extent permitted by the provisions thereof; and (ii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.” A reference in this Agreement to $ or dollars is to U.S. dollars. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and High Tide Disclosure Letter.

(b)       The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 8.03 Benefitting Parties; Survival; Indemnification.

(a)       [Reserved].

(b)       Survival. No representation, warranty, covenant or agreement of the parties contained in this Agreement contained in this Agreement or in any instrument delivered under this Agreement will survive the Closing Date, except; (x) any covenant or agreement of the parties contained in this Agreement which, by its terms, contemplates performance after the Closing Date; and (y) as follows:

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(i)       the representations and warranties set out in ARTICLE 3 (Representations and Warranties Relating to The Company) shall continue in full force and effect for a period of two (2) years after the Closing Date.

(ii)       the representations and warranties set out in ARTICLE 4 (Representations and Warranties Relating to High Tide) shall continue in full force and effect for a period of two (2) years after the Closing Date; and

(iii)       any claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant hereto involving fraud or fraudulent misrepresentation shall continue in full force and effect for a period of six (6) years after the Closing Date.

The periods in Section 8.03(b) above are collectively referred to as the “Survival Period.”

(c)        claim for Damages was provided prior the expiration of the Survival Period), The Members, severally by their Pro Rata Shares, (i) shall indemnify High Tide against and to protect, save and keep harmless High Tide and its current and former directors, officers, agents and employees (“High Tide Indemnified Parties”) from and to assume liability for, payment of all any and all Damages that may be incurred or suffered by High Tide as a consequence of or in connection with any inaccuracy or breach of any representation or warranty contained in Article III of this Agreement (ii) any breach by the Company or failure by the Company to perform, any covenant or agreement contained in this Agreement or the Transaction Documents to be performed prior to Closing (iii) due and unpaid state sales tax liability for the period ending prior to Closing in excess of an aggregate of ................... and (iv) Damages resulting from the Company’s sale of products containing Delta 8 prior to Closing (each, a “Buyer Indemnification Event”) not to exceed 200% of the value of the Escrowed Shares pursuant to the Escrow Agreement on the Closing Date. The Escrowed Shares shall be placed in escrow for a period of twenty-four (24) months from the Closing Date (the “Indemnity Period”) and held pursuant to the terms of the Escrow Agreement (the “Escrowed Consideration”) and shall be the first source of assets to fund indemnification, followed by cash to be paid by the Members, severally by their Pro Rata Shares.

(d)       Indemnity by High Tide. During the Survival Period (or provided notice of a claim for Damages was provided prior the expiration of the Survival Period), High Tide hereby agrees to indemnify against and to protect, save and keep harmless the Members and their agents and employees (“Member Indemnified Parties”) from and to assume liability for any Damages that may be incurred or suffered by the Members as a consequence of or in connection with for any breach or for any inaccuracy or breach of any representation or warranty contained in Articles IV of this Agreement or any breach by High Tide or failure by High Tide to perform, any covenant or agreement contained in this Agreement or the Transaction Documents (each, a “The Member Indemnification Event”, and together with any Buyer Indemnification Event, an “Indemnification Event”).

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(e)       Indemnified and Indemnifying Party. Either the High Tide Indemnified Parties or the Member Indemnified Parties which have a right to seek indemnification pursuant to this Agreement and in such capacity, as the case may be, shall be referred to as an “Indemnified Party”. Either the Members or High Tide subject to any indemnification obligation pursuant to this Agreement in such capacity, as the case may be, shall be referred to an “Indemnifying Party.”

(f)       Direct Claims. Any claim for Damages by an Indemnified Party against an Indemnifying Party which does not result from a Third-Party Claim (a “Direct Claim”) will be asserted by giving the Indemnifying Party (or, in the case of the Member Indemnification Event, the Member Representative on behalf of and as representative of Members) reasonably prompt, but in any event not later than thirty (30) days after Indemnified Party becomes aware of such Direct Claim, in each case by written notice of such Direct Claim to the Member Representative (in the case of Buyer Indemnification Event) or to the High Tide (in the case of a Member Indemnification Event) (and such party, the “Notice Party”). Such notice by Indemnified Party will describe the Direct Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of Damages that has been or may be sustained by Indemnified Party. The Indemnifying Party will have a period of thirty (30) days after receipt thereof within which to respond in writing to such Direct Claim. If the Indemnifying Party does not respond in writing within the thirty (30) day period, the Indemnifying Party will be deemed to have rejected such Direct Claim and Indemnified Party will be free to pursue remedies available to Indemnified Party on the terms and subject to the provisions of this Agreement.

(g)       Third-Party Claims. If High Tide or the Company, as the case may be, receives notice or otherwise becomes aware of the commencement of any action, suit or proceeding, the assertion of any claim, the occurrence of any event, the existence of any fact or circumstance, or the incurrence of any Damages, for which indemnification is provided for by Section 8.03 from any third party (a “Third-Party Claim”) against which an Indemnified Party may bring a claim under this Agreement, the Indemnified Party, as the case may be, shall provide prompt written notice thereof, but in any event not later than thirty (30) days after receipt of such written notice of such Third-Party Claim. Such notice will describe the Third-Party Claim in reasonable detail, will include copies of all available material, written evidence thereof and will indicate the estimated amount, if reasonably practicable, of the Damages that has been or may be sustained by the Indemnifying Party.

(h)       Third-Party Claim Cooperation. Subject to subsection j, the Indemnifying Party, will have the right to participate in, or, by giving written notice to Indemnified Party, to assume, the defense of any Third-Party Claim at the Indemnifying Party’s own expense and by the Indemnifying Party’s own counsel. The Indemnified Party and the Indemnifying Party shall each cooperate fully (and shall each cause its Affiliates to cooperate fully) with the other in the defense of any Third-Party Claim. Without limiting the generality of the foregoing, each such Person shall furnish the other such Person (at the expense of the Indemnifying Party) with such documentary or other evidence as is then in its or any of its Affiliates’ possession as may reasonably be requested by the other Person for the purpose of defending against any such Third-Party Claim.

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(i)       Indemnified Party Obligation. The Indemnified Party shall use reasonable efforts to minimize and mitigate any Damages for which indemnification is sought hereunder. The Indemnified Party agrees that, for so long as it has any right of indemnification under this Section 8.03, it shall not voluntarily or by discretionary action, accelerate the timing or increase the cost of any obligation of the Indemnifying Party under this Section 8.03 (and the Indemnifying Party shall not be obligated to indemnify an Indemnified Party for any Damages to the extent arising from any such voluntary or discretionary action), except to the extent that such action is taken (i) in the ordinary course of business consistent with past practice (and not with the intent of discovering a condition that would constitute the breach of any representation or warranty, or the breach of any, covenant or other agreement, of any other party hereto) and (ii) without violating the immediately preceding clause (i), in order to enforce its rights under this Agreement.

(j)       Indemnified Party Notice and Consent. If, within ten (10) days after giving notice of a Third-Party Claim to the Indemnifying Party pursuant, the Indemnified Party receives written notice from the Indemnifying Party that they have elected to assume the defense of such Third-Party Claim as provided for in Section 8.03, the Indemnifying Party will not be liable for any legal expenses subsequently incurred by Indemnified Party in connection with the defense thereof; provided, however, that if the Indemnifying Party fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from Indemnified Party that Indemnified Party reasonably believes the Indemnifying Party has failed to take such steps or if the Indemnifying Party has not undertaken fully to indemnify Indemnified Party in respect of all Damages relating to the matter, Indemnified Party may assume its own defense and the Indemnifying Party will be liable for all reasonable costs and expenses paid or incurred in connection therewith. Without the prior written consent of Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third- Party Claim which would lead to liability or create any financial or other obligation on the part of Indemnified Party for which Indemnified Party is not entitled to indemnification hereunder, or which provides for injunctive or other non-monetary relief applicable to Indemnified Party, or does not include an unconditional release of Indemnified Party. If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of Indemnified Party for which Indemnified Party is not entitled to indemnification hereunder and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party will give written notice to Indemnified Party to that effect. If Indemnified Party fails to consent to such firm offer within five (5) days after its receipt of such notice, Indemnified Party may continue to contest or defend such Third-Party Claim and, in such event, the maximum liability of the Indemnifying Party to Indemnified Party as to such Third-Party Claim will not exceed the amount of such settlement offer. High Tide will provide the Members with reasonable access during normal business hours to books, records and employees (if still in their employ) of Indemnified Party necessary in connection with the Indemnifying Party’s defense of any Third-Party Claim which is the subject of a claim for indemnification by Indemnified Party hereunder.

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(k)       Indemnifying Party Notice. If the Indemnifying Party is not notified by the Indemnified Party within thirty (30) days after the date of the receipt by the Indemnified Party of notice of, or of the Indemnified Party otherwise becoming aware of, any particular Indemnification Event, whether pursuant to a Direct Claim or a Third-Party Claim, the Indemnifying Party shall be relieved of all liability hereunder in respect of such Indemnification Event (or the facts or circumstances giving rise thereto) solely to the extent that such Indemnifying Party is prejudiced or harmed as a consequence of such failure, and in any event the Indemnifying Party shall not be liable for any expenses incurred during the period in which the Indemnified Party (or, if the Indemnified Party is the Members, the Member Representative on behalf of the Members) was overdue in giving, and had not given, such notice.

(l)       Non-Duplicative. Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(m)       Insurance and Damages. For purposes of indemnification hereunder, Damages shall be determined net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Damages, less any actual costs, expenses or increased premiums incurred in connection with obtaining such proceeds. The Indemnified Party shall use commercially reasonable efforts to seek recovery under all insurance policies covering any Damage to the same extent as they would if such Damage were not subject to indemnification hereunder, but shall not be required to commence any action or undertake any material expense in connection therewith. In the event that an insurance, indemnification or other recovery is made by any Indemnified Party with respect to any Damages for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be promptly made to the Indemnifying Parties.

(n)       Losses Deductible. Notwithstanding anything else in this Agreement the Indemnifying Party shall not be obligated to pay for any Losses under this Section 8.03 of this Agreement until the amount of all such Losses exceeds, in the aggregate, $50,000 or the total amount paid or payable by the indemnitor to the indemnitee under this Agreement for the Survival Period (the “Deductible”), in which event the Indemnifying Party shall only pay or be liable for losses in excess of the Deductible.

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(o)       Non-Exclusivity. The rights and remedies of the Indemnified Parties under this Section 8.03 are exclusive and in lieu of any and all other rights and remedies, with respect to (i) any breach of any representation or warranty by an Indemnifying Party in or pursuant to this Agreement or any certificate required to be delivered pursuant to this Agreement, or (ii) any breach by any Indemnifying Party of or failure by any Indemnifying Party to perform, any covenant or agreement contained in this Agreement or the Transaction Documents. All claims for indemnification must be asserted, if at all, in good faith and in accordance with the provisions of Section 8.03 and, to the extent applicable to such claims, within the relevant time period set forth in 8.03. In furtherance of the foregoing, effective as of the consummation of the Closing, each Indemnified Party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action (including rights of contributions, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against any Indemnifying Party, as the case may be, arising under or based upon any Law (including any Law relating to environmental matters or arising under or based upon any securities Law, common Law or otherwise) based upon events occurring prior to the Closing Date. Notwithstanding the foregoing, this Section 8.03(n) shall not operate to limit the rights of the parties to (I) seek equitable remedies (including specific performance or injunctive relief) which may be specifically provided for pursuant to this Agreement, or (II) pursue claims arising from fraud on the part of any Person. Without limiting the generality of the foregoing, no party shall have any rights to set off indemnifiable Damages pursuant to this ARTICLE VIII against other obligations owed to another party hereto.

Section 8.04 Governing Law. This Agreement and all Legal Actions (whether based on contract, tort, or statute) arising out of, relating to, or in connection with this Agreement or the actions of any of the parties hereto in the negotiation, administration, performance, or enforcement hereof, shall be governed by and construed in accordance with the internal laws of the State of Colorado without giving effect to any choice or conflict of law provision or rule (whether of the State of Colorado or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Colorado.

Section 8.05 Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any Legal Action with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns shall be brought and determined exclusively in the State of Colorado, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Legal Action, in the federal courts of Denver County. Each of the parties hereto agrees that mailing of process or other papers in connection with any such Legal Action in the manner provided in Section 8.07 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such Legal Action for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any Legal Action relating to this Agreement or any of the transactions contemplated by this Agreement in any comt or tribunal other than the aforesaid comts. Each of the patties hereto hereby inevocably waives, and agrees not to asse1t, by way of motion, as a defense, counterclaim, or othe1wise, in any Legal Action with respect to this Agreement and the rights and obligations at·ising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder: (a) any claim that it is not personally subject to the jurisdiction of the above named comts for any reason other than the failure to serve process in accordance with this Section 8.05; (b) any claim that it or its prope1iy is exempt or immune from jurisdiction of any such comt or from any legal process collllllenced in such comts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or othe1wise); and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action, or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action, or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such comts.

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Section 8.06 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 8.06.

Section 8.07 Notices. All notices, requests, consents, claims, demands, waivers, and other collllllunications hereunder shall be in writing and shall be deemed to have been given upon the earlier of actual receipt or (a) when delivered by hand providing proof of delive1y; (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); or (c) on the date sent by email if sent during n01mal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient. Such collllllunications must be sent to the respective patties at the following addresses (or to such other Persons or at such other address for a patiy as shall be specified in a notice given in accordance with this Section 8.07):

If to High Tide or Merger Sub, to:	HIGH TIDE INC. #112, 11127 15th Street NE Calgaty, AB T3K 2M4 Attention: .................... Email: ...............................

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with a copy (which will not constitute notice to High Tide or Merger Sub) to:	Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York NY 10036 Attention: .................... Email: ........................

Ifto the Members, to:	NuLeaf Naturals, LLC 1550 Larimer Street, Ste. 964 Denver, CO 80202 Attention: ..................................................... Email: ......................................

with a copy (which will not constitute notice to the Company) to:	Squire Patton Boggs (US) LLP 1801 California Street, Suite 4900 Denver, CO 80202 Attention: ..................... Email: .............................................

Section 8.08 Entire Agreement. This Agreement (including all exhibits, annexes, and schedules referred to herein), the Company Disclosme Letter, the High Tide Disclosme Letter, and the Confidentiality Agreement constitute the entire agreement among the patties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, among the patties to this Agreement with respect to the subject matter of this Agreement. In the event of any inconsistency between the statements in the body of this Agreement, the Confidentiality Agreement, the High Tide Disclosure Letter, and the Company Disclosure Letter (other than an exception expressly set forth as such in the High Tide Disclosure Letter or Company Disclosure Letter), the statements in the body of this Agreement will control.

Section 8.09 No Third-Party Beneficiaries. Except as provided in Section 5.11 hereof (which shall be to the benefit of the Persons refened to in such section) and Class VI (who is an intended beneficiary of this Agreement), this Agreement is for the sole benefit of the pa1ties hereto and their pennitted assigns and respective successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section 8.10 Severability. If any te1m or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other te1m or provision of this Agreement or invalidate or render unenforceable such te1m or provision in any other jurisdiction. Upon such detennination that any term or other provision is invalid, illegal, or unenforceable, the patties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the patties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

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Section 8.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither High Tide or Merger Sub, on the one hand, nor the Company on the other hand, may assign its rights or obligations hereunder without the prior written consent of the other party (High Tide in the case of High Tide and Merger Sub), which consent shall not be unreasonably withheld, conditioned, or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 8.12 Remedies Cumulative. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement will be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at Law, or in equity. The exercise by a party to this Agreement of any one remedy will not preclude the exercise by it of any other remedy.

Section 8.13 Specific Performance.

(a)       The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Colorado or any Colorado state court, in addition to any other remedy to which they are entitled at Law or in equity.

(b)       Each party further agrees that: (i) no other party or any other Person shall be required to obtain, furnish, or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing, or posting of any such bond or similar instrument.

Section 8.14 Appointment of Member Representative

(a)       Each Member irrevocably constitutes and appoints Bo Shirley as Member Representative and as such Member’s true and lawful attorney in fact and agent and authorizes Member Representative acting for such Member and in such Member’s name, place and stead, in any and all capacities to do and perform every act and thing required or permitted to be done in connection with this Agreement, as fully to all intents and purposes as such Member might or could do in person, including taking any and all action on behalf of such Member from time to time as contemplated hereunder. Each Member grants unto said attorney in fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all act Member Representative may lawfully do or cause to be done by virtue hereof. Each Member acknowledges and agrees that upon execution of this Agreement, upon any delivery by Member Representative of any Ancillary Agreement, waiver, amendment, agreement, certificate or other document executed by Member Representative, such Member shall be bound by such documents or actions as fully as if such Member had executed and delivered such documents or taken such actions. Members shall pay all fees, costs and expenses, including legal, accounting and other advisor fees, incurred by Member Representative in performing Member Representatives’ duties hereunder in accordance with their Pro Rata Shares. Each Member acknowledges and agrees that except as otherwise provided herein, all payments owed to Members pursuant to this Agreement or otherwise shall be paid by High Tide or their respective designees, as applicable, to Member Representative for subsequent distribution to Members. Each Member further acknowledges that any payment made to Member Representative on behalf of any Member shall be deemed to have been directly paid to such Member and agrees that High Tide’s respective payment obligations hereunder shall be satisfied in full upon receipt by Member Representative of such payment and Members and Member Representative hereby waive any and all claims against High Tide relating to any such payment.

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(b)       Member Representative shall be indemnified, held harmless and reimbursed by Members severally based on each Member’s Pro Rata Share, and not jointly, against all costs, expenses (including reasonable attorneys’ fees), judgments, fines and amounts paid or incurred by Member Representative in connection with any Action to which Member Representative is made a party by reason of the fact that it is or was acting as Member Representative pursuant to the terms of this Agreement; provided, however, that the foregoing indemnification shall not apply in the event of any Action which finally adjudicates the liability of Member Representative hereunder for its bad faith or willful misconduct.

Section 8.15 Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts, all of which will be one and the same agreement. This Agreement will become effective when each party to this Agreement will have received counterparts signed by all of the other parties.

[SIGNATURE PAGE FOLLOWS]

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DocuSign Envelope ID: 65E58405-6BE7-40B7-AC80-7683509D6EFB

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY

By: Signed “Jaden Barnes”

Name: Jaden Barnes Title: Managing Member

HIGH TIDE

By: Signed “Raj Grover”

Name: Raj Grover

Title: Chief Executive Officer

MERGER SUB

By: Signed “Raj Grover”

Name: Raj Grover Title: President

MEMBER REPRESENTATIVE

By: Signed “Bo Shirley”

Name: Bo Shirley MEMBERS

By: Signed “Jaden Barnes”

Name: Jaden Barnes

By: Signed “Bo Shirley”

Name: Bo Shirley

71

By: Signed “Ian Kelly”

Name: Ian Kelly

By: Signed “Muhammad Aduan”

Name: Muhammad Aduan

72

Schedules have been redacted for confidentiality reasons.